                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of September 2008

                           PETROCHINA COMPANY LIMITED

                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F X     Form 40-F
              ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes     No X
        ---    ---

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________ )

     PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K the Registrant's circular regarding the renewal of continuing connected transactions in respect of 2009 to 2011 and the revised caps of continuing connected transactions in respect of 2008.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this circular to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     PetroChina Company Limited


Dated: September 8, 2008                             By:    /s/ Li Huaiqi
                                                            --------------------
                                                     Name:  Li Huaiqi
                                                     Title: Company Secretary

--------------------------------------------------------------------------------
        THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION
--------------------------------------------------------------------------------

IF YOU ARE IN ANY DOUBT as to any aspect of this circular, or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

IF YOU HAVE SOLD OR TRANSFERRED all your shares in PETROCHINA COMPANY LIMITED, you should at once hand this circular, together with the enclosed form of proxy, to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or the transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

--------------------------------------------------------------------------------

                       (PETROCHINA COMPANY LIMITED LOGO)

               (a joint stock limited company incorporated in the People's Republic of China with limited liability)

                (STOCK CODE IN THE HONG KONG STOCK EXCHANGE: 857)

   (1) RENEWAL OF CONTINUING CONNECTED TRANSACTIONS IN RESPECT OF 2009 TO 2011

    (2) REVISED CAPS OF CONTINUING CONNECTED TRANSACTIONS IN RESPECT OF 2008

      INDEPENDENT FINANCIAL ADVISER TO THE INDEPENDENT BOARD COMMITTEE AND
                   THE INDEPENDENT SHAREHOLDERS OF THE COMPANY

                                   (ICEA LOGO)

--------------------------------------------------------------------------------

  A letter from the Independent Board Committee is set out on pages 35 to 36 of this circular. A letter from ICEA, the Independent Financial Adviser, containing its advice to the Independent Board Committee and the independent shareholders of the Company is set out on pages 37 to 52 of this circular.

  The second extraordinary general meeting of PetroChina Company Limited in 2008 is to be held at Crowne Plaza Beijing Park View Wuzhou Hotel, No. 8 North Si Huan Zhong Road, Chaoyang District, Beijing, PRC at 9 a.m. on 21 October 2008 (Tuesday). A copy of the notice convening such extraordinary general meeting is set out on pages 56 - 57 of this circular. Whether or not you are able to attend the meeting, you are requested to complete and return the form of proxy, despatched together with this circular, in accordance with the instructions printed thereon as soon as possible to the registered office of PetroChina Company Limited at World Tower, 16 Andelu, Dongcheng District, Beijing, PRC in any event not less than 24 hours before the time appointed for holding of the meeting. Completion and return of the form of proxy will not preclude you from attending and voting at the meeting should you so desire.

                                                                5 September 2008

                                    CONTENTS

                                                                            Page

DEFINITIONS .............................................................      1

LETTER FROM THE BOARD ...................................................      5

LETTER FROM THE INDEPENDENT BOARD COMMITTEE .............................     35

LETTER FROM ICEA CAPITAL LIMITED ........................................     37

APPENDIX I -- GENERAL INFORMATION .......................................     53

NOTICE OF EXTRAORDINARY GENERAL MEETING .................................     56


                                   -- i --
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--------------------------------------------------------------------------------
                                   DEFINITIONS
--------------------------------------------------------------------------------

     In this circular, the following expressions have the following meanings unless the context requires otherwise:

"associate(s)"                has the meanings ascribed to it under the HKEx
                              Listing Rules

"ADS(s)" the American Depository Share(s) issued by the Bank of New York as the depository bank and listed on the New York Stock Exchange, with the ADS representing 100 H Shares

"A Shares"                    the domestic ordinary shares issued by the Company
                              to domestic investors for subscription and trading and denominated in Renminbi

"Beijing Gas"                 (CHINESE CHARACTERS) (Beijing Gas Group Company
                              Limited*), a company established under the laws of the PRC, and a substantial shareholder of Huayou, holding 40% interests in Huayou


"Beijing Gas Products and     the agreement dated 1 September 2005 entered into
Services Agreement"           between the Company and Beijing Gas in relation to
                              the provision of certain products and services

"Board"                       the board of directors of the Company

"Buildings Leasing Contract"  the buildings leasing contract dated 10 March 2000 entered into between the Company and CNPC pursuant to which CNPC has leased to the Company buildings located throughout the PRC for the use by the Company for its business operation including the exploration, development and production for a term of 20 years, as amended by a supplemental agreement dated 26 September 2002

"CNPC" China National Petroleum Corporation, a state-owned enterprise incorporated under the laws of the PRC, and the controlling shareholder of the Company, holding approximately 86.29% of the issued share capital of the Company and for the purpose of this circular, unless otherwise specified, shall include other subsidiaries and units of CNPC (including subsidiaries, branches and relevant units) other than the Group

"CNPC Finance"                (CHINESE CHARACTERS) (China Petroleum Finance
                              Company Limited), a subsidiary of CNPC

"Company"                     PetroChina Company Limited, a joint stock company
                              limited by shares incorporated in the PRC on 5
                              November 1999 under the PRC Company Law, the H shares of which are listed on the Hong Kong Stock
                              Exchange with American Depository Shares listed on the New York Stock Exchange and the A shares are listed on the Shanghai Stock Exchange

"Comprehensive Agreement"     the comprehensive products and services agreement
                              dated 10 March 2000 entered into between CNPC and the Company regarding the provision by the Group to CNPC and by CNPC to the Group, of a range of products and services from time to time, effective as of 5 November 1999


                                   -- 1 --

--------------------------------------------------------------------------------
                                   DEFINITIONS
--------------------------------------------------------------------------------

"Continuing Connected         the continuing connected transactions which have
Transactions"                 been and will continue to be entered into between
                              (1) the Group and CNPC; (2) the Group and Beijing
                              Gas; and (3) the Group and CRMSC, details of which are set out in the Letter from the Board of this circular

"controlling shareholder"     has the meanings ascribed to it under the HKEx
                              Listing Rules

"CRMSC" (CHINESE CHARACTERS) (China Railway Materials and Suppliers Corporation), a state-owned enterprise established under the laws of the PRC, and a substantial shareholder of PetroChina & CRMSC Oil Marketing

"CRMSC Products and Services  the agreement dated 1 September 2005 entered into
Agreement"                    between the Company and CRMSC in relation to the
                              provision of certain products and services

"Director(s)"                 directors of the Company

"Extraordinary General        the second extraordinary general meeting of the
Meeting"                      Company in 2008 to be held at Crowne Plaza Beijing
                              Park View Wuzhou Hotel, No. 8 North Si Huan Zhong
                              Road, Chaoyang District, Beijing, PRC at 9 a.m. on
                              21 October 2008 (Tuesday) to approve, among other things, the Revised Non-Exempt Annual Caps, the
                              Non-Exempt Continuing Connected Transactions and the Proposed Caps of the Non-Exempt Continuing
                              Connected Transactions

"First Supplemental           the supplemental comprehensive products and
Agreement"                    services agreement dated 9 June 2005 entered into
                              between the Company and CNPC in relation to certain amendments of the Comprehensive Agreement

"Group"                       the Company and its subsidiaries

"H Share(s)"                  the overseas-listed foreign share(s) in the
                              Company's share capital, with a nominal value of RMB1.00 each, which are listed on the Hong Kong
                              Stock Exchange and subscribed for in Hong Kong dollars, and which include the H Share(s) and the underlying ADS(s)

"HKEx Listing Rules"          the Rules Governing the Listing of Securities on
                              the Hong Kong Stock Exchange

"Hong Kong"                   the Hong Kong Special Administrative Region of the
                              PRC

"Hong Kong Stock Exchange"    The Stock Exchange of Hong Kong Limited

"Huayou" (CHINESE CHARACTERS) (Beijing Huayou Natural Gas Company Limited*), a company established under the laws of the PRC with limited liability and a subsidiary of the Company (where the Company has 60% interests in Huayou)

"Independent Board            the independent committee of the Board, comprising
Committee"                    Messrs. Chee- Chen Tung, Liu Hongru, Franco
                              Bernabe, Li Yongwu and Cui Junhui, the independent non-executive Directors of the Company, established for the purpose of reviewing and advising the Independent Shareholders or the Shareholders (as the case may be) in respect of the Revised Non-Exempt Annual Caps, the Non-Exempt
                              Continuing Connected Transactions and the relevant
                              Proposed Caps


                                    -- 2 --

--------------------------------------------------------------------------------
                                   DEFINITIONS
--------------------------------------------------------------------------------

"Independent Financial        ICEA Capital Limited, a licensed corporation under
Adviser" or "ICEA"            transitional arrangement carrying out Type 1
                              (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the SFO, and the independent financial adviser appointed to advise the Independent Board
                              Committee and the Independent Shareholders in respect of the Revised Non-Exempt Annual Caps, the Non-Exempt Continuing Connected Transactions and the relevant Proposed Caps, and whether the respective term of the Land Use Rights Leasing
                              Contract, the Buildings Leasing Contract and the
                              Supplemental Buildings Agreement is normal business practice (or the Shareholders on the Non-Exempt Continuing Connected Transactions and the relevant Proposed Caps under the CRMSC
                              Products and Services Agreement)

"Independent Shareholders"    the shareholders of the Company other than the
                              CNPC and its associates

"Jointly-held Entities"       a subsidiary of the Company in which both the
                              Company and CNPC are shareholders, and where CNPC and/or its subsidiaries and/or affiliates
                              (individually or together) is/are entitled to exercise, or control the exercise of, 10% or more of the voting power at any general meeting of such company

"Land Use Rights Leasing      the land use rights leasing contract dated 10
Contract"                     March 2000 entered into between the Company and
                              CNPC pursuant to which CNPC has leased to the Company parcels of land in connection with and for the purpose of all aspects of the operations and business of the Group for a term of 50 years

"Latest Practicable Date"     1 September 2008, being the latest practicable
                              date prior to the printing of this circular for ascertaining certain information herein

"New Comprehensive            the comprehensive products and services agreement
Agreement"                    dated 27 August 2008 entered into between CNPC and
                              the Company regarding the provision by the Group to CNPC and by CNPC to the Group, of a range of products and services from time to time which shall come into effect on 1 January 2009

"Non-Exempt Continuing        the Continuing Connected Transactions under the
Connected Transactions"       categories of (1), (2)(a)-(b), (3) and (6), as set
                              out in the section headed "Renewal of Continuing
                              Connected Transactions in respect of 2009-2011" of the Letter from the Board in this circular

"PetroChina & CRMSC Oil       (CHINESE CHARACTERS) (PetroChina & CRMSC Oil
Marketing"                    Marketing Company Limited*), a company established
                              under the laws of the PRC with limited liability
                              China Petroleum Sales Company Limited (CHINESE
                              CHARACTERS), a wholly-owned subsidiary of the Company, and CRMSC jointly established PetroChina
                              & CRMSC Oil Marketing in December 2004, holding respectively 51% and 49% of its equity interest.

"Proposed Caps"               the proposed annual caps in respect of the
                              Continuing Connected Transactions, including the
                              Non-Exempt Continuing Connected Transactions


                                    -- 3 --

--------------------------------------------------------------------------------
                                   DEFINITIONS
--------------------------------------------------------------------------------

"PRC" or "China"              the People's Republic of China

"Relevant Categories"         the relevant categories of the Continuing
                              Connected Transactions the annual caps of which for the year ending 31 December 2008 will be subject to revision

"Revised Caps"                the revised annual caps in respect of the Relevant
                              Categories, including the Revised Non-Exempt
                              Annual Caps

"Revised Non-Exempt Annual    the revised annual caps in respect of the Relevant
Caps"                         Categories which are not exempted

"RMB"                         Renminbi, the lawful currency of the PRC

"Second Supplemental          the supplemental comprehensive products and
Agreement"                    services agreement dated 1 September 2005 entered
                              into between the Company and CNPC in relation to certain amendments of the Comprehensive Agreement

"SFO" the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong)

"Shanghai Stock Exchange"     The Shanghai Stock Exchange Limited

"Shanghai Listing Rules"      the listing rules of the Shanghai Stock Exchange

"Share(s)"                    shares of the Company, including the A Share(s)
                              and the H Share(s)

"Shareholder(s)"              holder(s) of Shares of the Company

"subsidiaries"                has the meanings ascribed to it under the HKEx
                              Listing Rules

"substantial shareholder"     has the meanings ascribed to it under the HKEx
                              Listing Rules

"US$" United States Dollars, the lawful currency of the United States of America

"%"                           per cent.

----------
* For identification purpose only.


                                    -- 4 --

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                             LETTER FROM THE BOARD
--------------------------------------------------------------------------------

                       (PETROCHINA COMPANY LIMITED LOGO)

               (a joint stock limited company incorporated in the People's Republic of China with limited liability)

                                (STOCK CODE: 857)

BOARD OF DIRECTORS                                    LEGAL ADDRESS
Jiang Jiemin (Chairman)                               World Tower,
Zhou Jiping (Deputy Chairman)                         16 Andelu
Wang Yilin                                            Dongcheng District
Zeng Yu Kang                                          Beijing 100011
Wang Fucheng                                          People's Republic of China
Li Xinhua
Liao Yongyuan
Wang Guoliang
Jiang Fan
Chee-Chen Tung*
Liu Hongru*
Franco Bernabe*
Li Yongwu*
Cui Junhui*

* Independent non-executive Director

                                                                5 September 2008

To the Shareholders

Dear Sir or Madam

(1) RENEWAL OF CONTINUING CONNECTED TRANSACTIONS IN RESPECT OF 2009 TO 2011

(2) REVISED CAPS OF CONTINUING CONNECTED TRANSACTIONS IN RESPECT OF 2008

1.    INTRODUCTION

      Reference is made to the announcement of the Company dated 27 August 2008 in relation to the Revised Non-Exempt Annual Caps and the Proposed Caps in respect of the Non-Exempt Continuing Connected Transactions. The purpose of this circular is to provide you with information necessary to enable you to make an informed decision on whether to vote for or against the ordinary resolutions to be proposed at the EGM relating to the approval of the Revised Non-Exempt Annual Caps and the Proposed Caps in respect of the Non-Exempt Continuing Connected Transactions.

2.    RENEWAL OF CONTINUING CONNECTED TRANSACTIONS IN RESPECT OF 2009 TO 2011

2.1   Background

      References are made to the circular of the Company dated 22 September 2005 in relation to the Continuing Connected Transactions and the circular of the Company dated 14 September 2006


                                    -- 5 --

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                              LETTER FROM THE BOARD
--------------------------------------------------------------------------------

      revising certain annual caps of the Continuing Connected Transactions. At the extraordinary general meetings of the Company held on 8 November 2005 and 1 November 2006 respectively, the Independent Shareholders and/or Shareholders (as the case may be) approved the Continuing Connected Transactions and the annual caps for the three years ending 31 December 2008 and the subsequent revision of certain annual caps.

      The Company would continue the Continuing Connected Transactions after 31 December 2008 and therefore will, in accordance with the HKEx Listing Rules, comply with the provisions of Chapter 14A of the HKEx Listing Rules in relation to the Continuing Connected Transactions for the next three years (i.e. from 1 January 2009 to 31 December 2011), including disclosing further information thereof in this circular and seeking approvals from the Independent Shareholders and/or Shareholders for the Non-Exempt Continuing Connected Transactions (including the relevant Proposed Caps).

2.2   Continuing connected transactions under the Comprehensive Agreement

      2.2.1 The existing Comprehensive Agreement

      The Company and CNPC initially entered into the Comprehensive Agreement on 10 March 2000 for the provision (1) by the Group to CNPC and (2) by CNPC to the Group, of a range of products and services which may be required and requested from time to time by either party and/or its subsidiaries and relevant units (including their respective subsidiaries, branches and relevant units). The Comprehensive Agreement was amended by the First Supplemental Comprehensive Agreement and the Second Supplemental Comprehensive Agreement. The material terms are as follows:

      (1) Products and services to be provided by the Group to CNPC and the Jointly-held Entities

            Under the Comprehensive Agreement, products and services to be provided by the Group to CNPC include those relating to refined oil products, chemical products, natural gas, crude oil, supply of water, electricity, gas, heating, quantifying and measuring, quality inspection and other products and services as may be requested by CNPC for its own consumption, use or sale from time to time.

            Under the Comprehensive Agreement, it was agreed that, among other things, the Group shall provide to the Jointly-held Entities products and services including crude oil, refined products, petrochemical products, natural gas products on the same pricing basis as those products and services to be provided by the Group to CNPC.

      (2)   Products and services to be provided by CNPC to the Group

            The products and services to be provided by CNPC to the Group are expected to be more numerous, both in terms of quantity and variety, than those to be provided by the Group to CNPC. They have been grouped together and categorised according to the following types of products and services:

            (a) Construction and technical services, mainly associated with products and services to be provided at the stage prior to commission and production, including but not limited to exploration technology service, downhole operation service, oilfield construction service, oil refinery construction service and engineering and design service;

            (b) Production services, mainly associated with products and services to be provided after the formal commission and production has taken place, arising from the day-to-day operations needs of the Group, including but not limited to water supply, electricity generation and supply, gas supply and communications;


                                     -- 6 --

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                              LETTER FROM THE BOARD
--------------------------------------------------------------------------------

            (c) Material supply services, mainly involving the agency services on the procurement of materials both before and after commission and production, including but not limited to purchase of materials, quality control, storage of materials and delivery of materials, which by virtue of its nature, are not covered in the construction and technical services and production services referred to above;

            (d) Social and ancillary services, including but not limited to security services, education, hospitals, property management, staff canteen, training centers and guesthouses; and

            (e) Financial services, including loans and other financial assistance, deposits services, entrustment loans, settlement services and other intermediary services.

      (3) Financial services to be provided by the Group to jointly controlled entities

            Financial services including but not limited to provision of entrustment loans and guarantees.

      2.2.2 General principles, pricing and terms

            The Comprehensive Agreement (as amended) requires in general terms that:

                  S the quality of products and services to be provided should be satisfactory to the recipient;

                  S the price at which such products and services are to be provided must be fair and reasonable; and

                  S the terms and conditions on which such products and services are to be provided should be no less favourable than those offered by independent third parties.

      2.2.3 Pricing determination

            The Comprehensive Agreement details specific pricing principles for the products and services to be provided pursuant to the Comprehensive Agreement. If, for any reason, the specific pricing principle for a particular product or service ceases to be applicable, whether due to a change in circumstances or otherwise, such product or service must then be provided in accordance with the following general pricing principles:

            (a) government-prescribed price (at present, this applies to products and services such as refined oil products, natural gas, oil refinery construction, engineering and design, project monitoring and management); or

            (b) where there is no government-prescribed price, then according to the relevant market prices (at present, this applies to products and services such as asset leasing, repair of machinery, transportation, purchase of material, and regional facilities); or

                  (the above definitions were amended by the First Supplemental Agreement. Please refer to the details set out in the sub-section headed "First Supplemental Agreement")

            (c)   where neither (a) nor (b) is applicable, then according to:

                  (i) the actual cost incurred (at present, this applies to products and services such as library information and filing, maintenance of roads, retirement administration and reemployment training); or


                                     -- 7 --

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                              LETTER FROM THE BOARD
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                  (ii)  the agreed contractual price, being the actual cost for the provision of such product or service plus an additional margin of not more than:

                        (1) 15 per cent. (which includes finance costs, general and administrative expenses and a profit margin) for certain construction and technical services (at present, this applies to products and services such as geological surveying, drilling, well cementing, logging, mud logging, well testing and oilfield construction) provided that, such agreed contractual price shall not be higher than the prices available for the provision of such products and services in the international market; and

                        (2) 3 per cent. for all other types of products and services priced in accordance with the agreed contractual price (at present, this applies to products and services such as downhole operations, technology research, equipment repairing and supporting, equipment antiseptic testing, communications, fire fighting, quality inspection, storage of materials, delivery of materials and training centers).

            The definitions of cost price and agreed contractual price include a provision that the aggregate value, in each future financial year, of all products and services which are required to be priced at cost or at agreed contractual prices to be provided under the Comprehensive Agreement, shall not exceed the aggregate value, calculated on an adjusted basis as if the Comprehensive Agreement had been in effect during the year ended 31 December 1998, of all products and services which were required to be priced at cost or at agreed contractual prices during the year ended 31 December 1998, being RMB36.9 billion (the "1998 Amount"), subject to any necessary adjustment for inflation or deflation, as appropriate, for the relevant year.

            However, if in any future financial year, the Company, due to any events or factors beyond the control of the Company (e.g. natural disasters) or the development of new projects, is required to purchase additional products and services required to be priced at cost or at agreed contractual prices exceeds the 1998 Amount (as adjusted for inflation or deflation as appropriate), then that decision to purchase such additional products or services should be authorised by the Board (with affirmative votes from the independent non-executive Directors) and the management of the Company on the basis of any revised business plan and comprehensive financial analysis, to ensure that such purchases will allow for a reasonable return to the Shareholders. In the event that the relevant Proposed Caps are to be exceeded, the Company will comply with the requirements of the HKEx Listing Rules.

      2.2.4 Coordination of annual demand of products and services

            Two months prior to the end of each financial year, both parties are required to prepare and submit to each other an annual plan detailing the estimated demand for products and services to be rendered in accordance with the Comprehensive Agreement for the forthcoming financial year.

      2.2.5 Rights and obligations

            Both the Group and CNPC retain the right to choose to receive products and services, as contemplated under the Comprehensive Agreement, from independent third parties where the terms and conditions as to price or quality of products or services offered by such third parties may be superior to those offered by either of the Group or the CNPC, as appropriate.

            In addition, the provision of products and services by either party is on a non-exclusive basis and each party may provide products and services to other third parties, subject always to the


                                     -- 8 --

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                              LETTER FROM THE BOARD
--------------------------------------------------------------------------------

            obligation that each party must be able to provide those products and services which may be required to be provided in accordance with the Comprehensive Agreement and the annual plan then in force.

      2.2.6 Term and termination

            The term of the Comprehensive Agreement was initially 10 years starting from the date when the Company's business license was issued and was amended by the Second Supplemental Agreement to 3 years commencing from 1 January 2006. During the term of the Comprehensive Agreement (as amended), termination of the product and service implementation agreements described below may be effected from time to time by the parties to the product and service implementation agreements providing at least 6 months' written notice of termination in relation to any one or more categories of products or services. Further, in respect of any products or services already contracted to be provided, termination may not take place until after such products and services have been provided.

            In the event that CNPC proposes to terminate the provision of any products or services, and the Company is unable to find an alternative product or service provider (which fact shall be communicated by the Company to CNPC from time to time), then unless permitted by the Company, CNPC must continue to provide such products or services in accordance with the terms of the Comprehensive Agreement (as amended).

      2.2.7 First Supplemental Agreement

            The First Supplemental Agreement was entered into by CNPC and the Company on 9 June 2005 in which the following definitions under the Comprehensive Agreement were amended as follows:

            The definition of "government-prescribed price" was amended to mean the price in respect of certain category of services determined by the laws, regulations, decisions, orders or policies, etc. enacted by governments of the relevant countries or regions (including but not limited to the central government, federal government, provincial government, state or coalition government or any organisation responsible for domestic ruling and foreign affairs in respect to certain specified territory, irrespective of its name, organisation or structure) or other regulatory departments; or

            The definition of "market price" was amended to mean the price determined in accordance with the following order:

            (i) the price charged by independent third parties in areas where such type of service is provided and on normal terms in the area where the service is being provided at that time; or

            (ii) the price charged by independent third parties in nearby areas where such type of service is provided and on normal terms in the area or country adjacent to the area where the service is being provided at that time.

      2.2.8 Second Supplemental Agreement

            The Second Supplemental Agreement was entered into by CNPC and the Company on 1 September 2005 and took effect on 1 January 2006, in which CNPC and the Company agreed to amend certain terms of the Comprehensive Agreement, including, among other things, that:

                  S both CNPC and the Company shall provide and shall procure their respective entities including their subsidiaries, branches and other relevant units to


                                    -- 9 --

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                              LETTER FROM THE BOARD
--------------------------------------------------------------------------------

                        provide products and services in accordance with the terms and principles of the Comprehensive Agreement;

                  S CNPC will provide certain risk operation services as part of the construction and technical services to the Group, and these include the provision of exploration and production services within certain and specific reserves of the Company with exploration and exploitation difficulties;

                  S the Group will provide certain financial assistance to the Jointly-held Entities including entrustment loans and guarantees; and

                  S the Jointly-held Entities will provide certain financial assistance to the Group including entrustment loans and guarantees.

            Under the Second Supplemental Agreement, the products and services shall be provided at prices to be determined according to the pricing principles for the corresponding products or services under the Comprehensive Agreement.

            In particular, the Comprehensive Agreement stipulates, among other things, that:

                  S the loans and deposit services shall be provided at prices determined in accordance with the relevant interest rate and standard for fees as promulgated by the People's Bank of China. Such prices must also be more favourable to the Group than those provided by independent third parties; and

                  S the guarantees shall be provided at prices not higher than the fees charged by the state policy banks in relation to the provision of guarantees. References must also be made to the relevant government-prescribed price and market price.

2.3   New Comprehensive Agreement

      In October 2007, the Company issued the A Shares which have been listed on the Shanghai Stock Exchange. In order to comply with the HKEx Listing Rules and the Shanghai Listing Rules, on the basis of the existing Comprehensive Agreement, the Company and CNPC entered into a new products and services comprehensive agreement on 27 August 2008 for a period of three years which shall take effect on 1 January 2009. The New Comprehensive Agreement has already incorporated the terms of the First Supplemental Agreement and the Second Supplemental Agreement and the following three amendments are introduced to the Comprehensive Agreement:

      The major amendments to the First Supplemental Agreement and the Second Supplemental Agreement which have already been incorporated into the New Comprehensive Agreement are as follows:

            (1) The following material provisions relating to the regulatory requirements for A Shares have been added to the New Comprehensive Agreement following the issue of A Shares by the Company in 2007:

                  (a) The following description has been added to the "Background" section: "PetroChina conducted a placing of H Shares (which include newly issued Shares and a sale of Shares transferred from CNPC to the National Council for Social Security Fund) in September 2005 and issued Renminbi-denominated ordinary A shares ("A Shares") in the PRC in October 2007 and the A Shares are listed on the Shanghai Stock Exchange. Upon the issue and listing of the A Shares, CNPC remains as the controlling shareholder of PetroChina".


                                    -- 10 --

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                              LETTER FROM THE BOARD
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                  (b)   Terms stipulating the requirement for obtaining approval
                        of the "Hong Kong Stock Exchange" or the application of the regulatory rules of the Hong Kong Stock Exchange have been amended to refer to "the relevant stock exchange(s) and authorized regulatory authorities of the places of listing", or alternatively, the "Shanghai
                        Stock Exchange" is inserted where appropriate.

            (2) Provisions of the existing Comprehensive Agreement are modified based on the actual operating requirements of the
                  Company:

                  (a) References to "services" provided by a party in the existing agreement have been changed to "products and/or services provided by a party".

                  (b) The scope of financial products and services provided for in the existing Comprehensive Agreement is modified as shown below in italics: "Party A (CNPC) shall, through its subsidiaries or entities including CNPC Finance and other financial institutions to operate in accordance with relevant rules the business of Renminbi and foreign currency deposits and loans, interest earning, provision of guarantee, entrusted management of funds guaranteeing safety in refined products and petrochemical production and other financial services."

                  (c) The pricing principle applicable to financial products and services as set out in the existing Comprehensive Agreement shall be amended as shown below in italics:
                        "The fees for the financial services provided by CNPC Finance and other financial institutions shall be determined by making reference to the interest rate and the relevant fee rate for the same period published by the People's Bank of China or relevant financial industry regulatory authorities, and shall be more favourable than the interest rate, fee rate and other terms for the provision of funds and services for the same period offered by an independent third party to Party B (the Company)."

                  (d) The scope of products and services to be provided by Party B to Party A under the existing Comprehensive Agreement shall be modified as shown below in italics:
                        "Products and services to be provided by the Group to CNPC include those relating to crude oil, natural gas, refined oil products, chemical products, supply of water, electricity, gas, heating, quantifying and measuring, quality inspection, entrusted operation and management and other related or similar products and services.

                  (e) Other modifications include amending the registered addresses, definition of names of companies, etc.

            (3) The term of the agreement: "This agreement shall become effective from 1 January, 2009 for a period of three years after this agreement has been approved by the shareholders of Party B at its shareholders' meeting and after the authorized representatives of both parties have signed and affixed the common seals. The term of this agreement may be extended upon mutual agreement of both parties and subject to the approval of the relevant stock exchange(s) and authorized regulatory authorities of the places of listing and/or the approval of shareholders of Party B at a shareholders' meeting (depending on the requirements of the stock exchanges and authorized regulatory authorities of the places of listing)."


                                    -- 11 --
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2.4   Rentals to be paid by the Group to CNPC in respect of land

      The Company entered into the Land Use Rights Leasing Contract with CNPC on 10 March 2000 under which CNPC has leased a total of 42,476 parcels of land in connection with and for the purpose of all aspects of the operations and business of the Group covering an aggregate area of approximately 1,145 million square meters, located throughout the PRC, to the Company for a term of 50 years at an annual fee of RMB2,000 million. The Board believes that a term of 50 years is appropriate for the Land Use Rights Leasing Contract, since the Company is China's largest petroleum company engaging in exploration, development, sale and production of crude oil, natural gas and chemicals, and the relevant land leases are of material significance of its operations, the long stability of a 50 year tenure is required to avoid the unnecessary disruption of its operations; and such tenure conforms with normal business practice in the PRC property market. The total fee payable for the lease of all such property may, after the expiration of 10 years from the date of the Land Use Rights Leasing Contract, be adjusted (to reflect market conditions prevalent at such time of adjustment, including current market prices, inflation or deflation, as appropriate, and such other pertinent factors as may be considered in negotiating and agreeing to any such adjustment) by agreement between the Company and CNPC. In addition, any governmental, legal or other administrative taxes and fees required to be paid in connection with the leased properties will be borne by CNPC. However, any additional amount of such taxes payable as a result of changes in the PRC Government policies after the date of the contract shall be shared proportionately on a reasonable basis between CNPC and the Company.

      In view of the increase in the land consumption tax by 200% per square meter in the PRC with effect from 1 January 2007, the proposed annual cap for the three years ending 31 December 2011, comprising the annual fee of RMB2,000 million and the relevant tax, has been increased to approximately RMB3,800 million per annum.

      The Directors (including the independent non-executive Directors, whose view are included in the letter from the Independent Board Committee set out in this circular) consider it is normal business practice for the Land Use Rights Leasing Contract to have a term of 50 years. Savills (Hong
      Kong) Limited, an independent valuer, has reviewed the Land Use Rights Leasing Contract and has confirmed that the term of 50 years and current rentals payable by the Company to CNPC are fair and reasonable to the Company, that the term of 50 years is in line with the normal practice in the PRC and that the current rentals payable by the Company to CNPC are in line with the market rentals. The date of valuation is 30 June 2008.

      The views of the Independent Financial Adviser on whether it is normal business practice for the Land Use Rights Leasing Contract to have a term of 50 years are included in the letter from the Independent Financial Adviser set out in this circular.

2.5   Rentals to be paid by the Group to CNPC in respect of buildings

      The Company entered into the Buildings Leasing Contract with CNPC on 10 March 2000 pursuant to which CNPC has leased to the Company a total of 191 buildings covering an aggregate area of 269,770 square meters, located throughout the PRC for the use by the Company for its business operation including the exploration, development and production of crude oil, the refining of crude oil and petroleum products, the production and sale of chemicals, etc.

      The 191 buildings were leased at a price of RMB145 per square meter per year, that is, at an aggregate annual fee of RMB39,116,650, for a term of 20 years. The Board believes that a term of 20 years is appropriate for the Buildings Leasing Contract (as amended), since the Company is China's largest petroleum company engaging in exploration, development, sales and production of crude oil, natural gas and chemicals, the relevant building leases are of material significance of its operations, and the long stability of a 20 year tenure is required to avoid the unnecessary disruption of its operations; and such tenure conforms with normal business practice in the PRC property market. The Company is responsible


                                    -- 12 --
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                             LETTER FROM THE BOARD
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      for the payment of any governmental, legal or other administrative taxes and maintenance charges required to be paid in connection with these 191 leased buildings. The Buildings Leasing Contract details the particulars of the buildings leased by members of CNPC to the Company.

      Members of CNPC which own one or more of the leased buildings will enter into individual building leasing contracts with the Company. The individual building leasing contracts may only contain provisions which are consistent with the terms and conditions of the Buildings Leasing Contract.

      One month prior to the end of each financial year, CNPC and the Company shall make and agree upon a rental fee distribution plan setting out specific prices for the buildings according to their geographical locations and conditions.

      Supplemental Buildings Leasing Agreement

      Further to the Buildings Leasing Contract mentioned above, the Company entered into a Supplemental Buildings Leasing Agreement (the "Supplemental Buildings Agreement") with CNPC on 26 September 2002 under which CNPC agreed to lease another 404 buildings to the Group in connection with and for the purpose of the operation and business of the Group covering an aggregate of approximately 442,730 square meters. Leasing of the units in the Supplemental Buildings Agreement is mainly attributable to the expansion of the Company's operations in the areas of oil and natural gas exploration, the West-East natural gas pipeline project and the construction of the Northeast refineries and chemical operation base. The annual fee payable under the Supplemental Buildings Agreement amounts to RMB157,439,540. The Company and CNPC will, based on their needs for production and operation or the changes of the market prices of the buildings, adjust the scale and the amount of all such buildings under the Buildings Leasing Contract as well as the Supplemental Buildings Agreement every three years. The Supplemental Buildings Agreement became effective on 1 January 2003 and will expire at the same time as the Buildings Leasing Contract.

      The Directors (including the independent non-executive Directors, whose views are included in the letter from the Independent Board Committee set out in this circular) consider it is normal business practice for the Buildings Leasing Contract and the Supplemental Buildings Agreement to have a term of 20 years. Savills (Hong Kong) Limited, an independent valuer, has reviewed both the Buildings Leasing Contract and the Supplemental Buildings Agreement and has confirmed that the term of 20 years and current rentals payable by the Company to CNPC are fair and reasonable to the Company, the term of 20 years is in line with the normal practice in the PRC and the current rentals payable by the Company to CNPC are in line with the market rentals. The date of valuation is 30 June 2008.

      The views of the Independent Financial Adviser on whether it is normal business practice for the Buildings Leasing Contract and the Supplemental Buildings Agreement to have a term of 20 years are included in the letter from the Independent Financial Adviser set out in this circular.

2.6 Continuing connected transactions under the CRMSC Products and Services Agreement

      2.6.1 Products and services to be provided by the Company to CRMSC

            Under the CRMSC Products and Services Agreement, products and services to be continuously provided by the Company to CRMSC include, among other things, refined products (such as gasoline, diesel and other petroleum products).

      2.6.2 General principles, pricing and terms

            The CRMSC Products and Services Agreement requires, in general terms that:

            (a) The quality of goods and services to be provided should be satisfactory to the recipient;


                                    -- 13 --
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                             LETTER FROM THE BOARD
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            (b)   The price at which such products and services are to be
                  provided must be fair and reasonable;

            (c) The terms and conditions on which such products and services are to be provided should be no less favourable than those offered by independent third parties; and

            (d) The products and services shall be provided and standardised by contracting under individual product and service agreements.

      2.6.3 Pricing determination

            The price of any product and service provided pursuant to the CRMSC Products and Services Agreement shall be determined by reference to the government-prescribed price or the market price where there is no government-prescribed price.

      2.6.4 Coordination of annual demand of products and services

            Before November of each year, CRMSC is required to discuss and confirm with the Company an annual plan detailing the estimated demand for products and services to be rendered in accordance with the CRMSC Products and Services Agreement for the forthcoming year. It is envisaged that from time to time and as required, individual product and service implementation agreements will be entered into between the Company and CRMSC and their respective subsidiaries and units (including subsidiaries, branches and other relevant units), as appropriate, in connection with the provision of products and services under the CRMSC Products and Services Agreement.

      2.6.5 Rights and obligations

            Both the Company and CRMSC agree and guarantee, among other things, to procure their respective subsidiaries and units (including subsidiaries, branches and other relevant units) to provide the products and services thereof in accordance with the terms and services thereof in accordance with the terms and principles of the CRMSC Products and Services Agreement.

      2.6.6 Term and termination

            The term of the CRMSC Products and Services Agreement was initially 3 years commencing from 1 January 2006. Pursuant to the supplemental agreement to the CRMSC Products and Services Agreement dated 27 August 2008, the term of the CRMSC Products and Services Agreement shall be extended for a further period of three years commencing from 1 January 2009 to 31 December 2011.

            During the term of the CRMSC Products and Services Agreement (as amended), the product and service implementation agreements may be terminated from time to time by the parties to the product and service implementation agreements providing at least 6 months' written notice of termination in relation to any one or more categories of products or services. Further, in respect of any products or services already contracted to be provided, termination may not take place until after such products and services have been provided.

2.7 Continuing connected transactions under the Beijing Gas Products and Services Agreement

      2.7.1 Products and services to be provided by the Company to Beijing Gas

            Under the Beijing Gas Products and Services Agreement, products and services to be continuously provided by the Company to Beijing Gas include, among other things, natural gas and natural gas related pipe transportation services.


                                    -- 14 --
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                             LETTER FROM THE BOARD
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      2.7.2 General principles, pricing and terms

            The Beijing Gas Products and Services Agreement requires, in general terms that:

            (a) The quality of goods and services to be provided should be satisfactory to the recipient;

            (b) The price at which such products and services are to be provided must be fair and reasonable;

            (c) The terms and conditions on which such products and services are to be provided should be no less favourable than those offered by independent third parties; and

            (d) The products and services shall be provided and standardised by contracting under individual product and service agreements.

      2.7.3 Pricing determination

            The pricing of any product and service provided pursuant to the Beijing Gas Products and Services Agreement shall be determined by reference to the government-prescribed price or the market price where there is no government-prescribed price.

      2.7.4 Coordination of annual demand of products and services

            Before November of each year, Beijing Gas is required to discuss and confirm with the Company an annual plan detailing the estimated demand for products and services to be rendered in accordance with the Beijing Gas Products and Services Agreement for the forthcoming year. It is envisaged that from time to time and as required, individual product and service implementation agreements will be entered into between the Company and Beijing Gas and their respective subsidiaries and units (including subsidiaries, branches and other relevant units), as appropriate, in connection with the provision of products and services under the Beijing Gas Products and Services Agreement.

      2.7.5 Rights and obligations

            Both the Company and Beijing Gas agree and guarantee, among other things, to procure their respective subsidiaries and units (including subsidiaries, branches and other relevant units) to provide the products and services in accordance with the terms and principles of the Beijing Gas Products and Services Agreement.

      2.7.6 Term and termination

            The term of the Beijing Gas Products and Services Agreement was initially 3 years commencing from 1 January 2006. Pursuant to the supplemental agreement to the Beijing Gas Products and Services Agreement dated 27 August 2008, the term of the Beijing Gas Products and Services Agreement shall be extended for a further period of three years commencing from 1 January 2009 to 31 December 2011.

            During the term of the Beijing Gas Products and Services Agreement (as amended), the product and service implementation agreements may be terminated from time to time by the parties to the product and service implementation agreements providing at least 6 months' written notice of termination in relation to any one or more categories of products or services. Further, in respect of any products or services already contracted to be provided, termination may not take place until after such products and services have been provided.


                                    -- 15 --
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                             LETTER FROM THE BOARD
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2.8   Historical amounts, existing caps, proposed caps and rationale

      The Board has considered and proposed that the following proposed caps in respect of the Continuing Connected Transactions which will serve as the maximum annual value of the relevant transactions above for the period from 1 January 2009 to 31 December 2011:

                            HISTORICAL        EXISTING 2008       PROPOSED CAPS FOR             BASIS OF DETERMINATION OF
TRANSACTIONS                  AMOUNT            ANNUAL CAP           2009 TO 2011                    THE PROPOSED CAPS
------------          ------------------      -------------       -----------------     --------------------------------------------
(1) Products and      For the two years       For the year        For the three         The annual proposed caps for the products
services to be        ended 31 December       ending              years ending          and services to be provided by the Group to
provided by the       2007 and the six        31 December         31 December           CNPC and Jointly-held Entities have been
Group to CNPC         months ended            2008,               2011, RMB96,324       determined with reference to the historical
and Jointly           30 June 2008,           RMB50,129           million,              transactions and transaction amounts in
controlled            approximately           million             RMB156,440            providing products and services by the Group
Entities              RMB27,714 million,      (proposed to        million and           to CNPC; the estimated business growth of
                      RMB40,730 million       be revised to       RMB167,981            the Group; the estimated business growth of
                      and RMB22,186           RMB71,289           million,              CNPC; the potential fluctuations and
                      million,                million)            respectively          increases in the prices of crude oil,
                      respectively                                                      petrochemical products, natural gas and
                                                                                        other oil products and services both in the
                                                                                        international market and in the domestic
                                                                                        market; and quantities of crude oil required
                                                                                        (by the Group as decreed by the government).

                                                                                        The Group is of the view that the proposed
                                                                                        increase in annual cap is in line with the
                                                                                        estimated development of the business of the
                                                                                        Group and the CNPC Group, and is determined
                                                                                        based on principles of fairness and
                                                                                        reasonableness.

(2) Products
and services to be
provided by CNPC
to the Group


                                    -- 16 --
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                             LETTER FROM THE BOARD
--------------------------------------------------------------------------------

                            HISTORICAL        EXISTING 2008       PROPOSED CAPS FOR             BASIS OF DETERMINATION OF
TRANSACTIONS                  AMOUNT            ANNUAL CAP           2009 TO 2011                    THE PROPOSED CAPS
------------          ------------------      -------------       -----------------     --------------------------------------------
(a) Construction      For the two years       For the year        For the three         The annual proposed caps for the provision
and technical         ended 31 December       ending              years ending          of construction and technical services have
services              2007 and the six        31 December         31 December 2011,     been determined with reference to the
                      months ended            2008,               RMB242,967            previous transactions and transaction
                      30 June 2008,           RMB105,661          million,              amounts for the construction and technical
                      approximately           million             RMB256,937            services provided by CNPC to the Group; the
                      RMB82,741 million,      (proposed to        million and           estimated business growth of the Company and
                      RMB97,257 million       be revised to       RMB215,526            the increase in capital investment for
                      and RMB42,588           RMB165,578          million,              pipelines construction and refinery projects
                      million,                million)            respectively          during 2009-2011.
                      respectively
                                                                                        As it is expected that a significant portion
                                                                                        of these projects will be completed in 2010,
                                                                                        the estimated cap in 2011 is lower than
                                                                                        that of 2009-2010.

                                                                                        The Group has obtained construction and
                                                                                        technical services from CNPC in the ordinary
                                                                                        course of business, and as one of the most
                                                                                        experienced companies in the world, the
                                                                                        construction and technical services provided
                                                                                        to the Group are quality services. CNPC is
                                                                                        also one of the few companies in the PRC
                                                                                        which provide quality petrochemical related
                                                                                        construction and technical services.

                                                                                        The Group is of the view that the proposed
                                                                                        increase in annual cap is in line with the
                                                                                        estimated development of the business of the
                                                                                        Group, and is determined based on principles
                                                                                        of fairness and reasonableness.


                                    -- 17 --
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                             LETTER FROM THE BOARD
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
                            HISTORICAL        EXISTING 2008       PROPOSED CAPS FOR             BASIS OF DETERMINATION OF
TRANSACTIONS                  AMOUNT            ANNUAL CAP           2009 TO 2011                    THE PROPOSED CAPS
------------          ------------------      -------------       -----------------     --------------------------------------------
(b) Production        For the two years       For the year        For the three         The annual proposed caps for the production
services              ended 31 December       ending              years ending          services provided by CNPC to the Group have
                      2007 and the six        31 December         31 December 2011,     been determined with reference to the
                      months ended            2008,               RMB92,912             previous transactions conducted and
                      30 June 2008,           RMB98,518           million,              transaction amounts in respect of production
                      approximately           million             RMB138,221            services provided by CNPC to the Group; the
                      RMB32,730 million,                          million and           estimated business growth of the Group; and
                      RMB49,455 million                           RMB182,798            the potential fluctuations and increases in
                      and RMB38,391                               million,              the international and the PRC market prices
                      million,                                    respectively          of crude oil, petroleum and petrochemical
                      respectively                                                      products, leading to higher energy costs
                                                                                        in the production process.

                                                                                        Production services mainly consist of water
                                                                                        supply, electricity generation and supply,
                                                                                        gas supply by CNPC to the Group and the
                                                                                        supply of petroleum and petrochemical
                                                                                        products by Jointly-held Entities to the
                                                                                        Group. The Group is of the view that the
                                                                                        proposed increase in annual cap is in line
                                                                                        with the estimated development of the
                                                                                        business of the Group, and is determined
                                                                                        based on principles of fairness and
                                                                                        reasonableness.


                                    -- 18 --

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                             LETTER FROM THE BOARD
--------------------------------------------------------------------------------

                            HISTORICAL        EXISTING 2008       PROPOSED CAPS FOR             BASIS OF DETERMINATION OF
TRANSACTIONS                  AMOUNT            ANNUAL CAP           2009 TO 2011                    THE PROPOSED CAPS
------------          ------------------      -------------       -----------------     --------------------------------------------
(c) Material          For the two years       For the year        For the three         The annual caps for the supply of materials
supply services       ended 31 December       ending              years ending          services paid by the Group to CNPC have been
                      2007 and the six        31 December         31 December 2011,     determined by reference to the estimated
                      months ended            2008, RMB5,574      RMB6,245 million,     business growth of the Company; and
                      30 June 2008,           million             RMB7,306 million      increases in the volume of purchases by
                      approximately           (proposed to        and RMB6,985          the Group.
                      RMB3,306 million,       be revised to       million,
                      RMB3,573 million        RMB5,850            respectively          CNPC is one of the leading buyers of
                      and RMB3,818            million)                                  petrochemical raw materials in the PRC. With
                      million,                                                          the economy of scale and to increase the
                      respectively                                                      collective bargaining power of CNPC, the
                                                                                        centralized materials purchase by CNPC thus
                                                                                        stabilise the purchase prices of the
                                                                                        Company's raw materials.

                                                                                        With the Company's dominant position and
                                                                                        increase in the petroleum and petrochemical
                                                                                        industries of the PRC, as well as the
                                                                                        increase in the size of business, these
                                                                                        ongoing connected transactions and
                                                                                        transaction amounts are expected to
                                                                                        increase.

                                                                                        On the other hand, the Group is also
                                                                                        involved in a number of pipeline
                                                                                        construction and refinery projects in which
                                                                                        CNPC provides to the Group material supply
                                                                                        services. As it is expected that a
                                                                                        significant portion of these projects will
                                                                                        be completed in 2010, the estimated cap in
                                                                                        2011 is lower than that of 2010.

                                                                                        The Group is of the view that the proposed
                                                                                        increase in annual cap is in line with the
                                                                                        estimated development of the business of the
                                                                                        Group, and is determined based on principles
                                                                                        of fairness and reasonableness.


                                    -- 19 --
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                             LETTER FROM THE BOARD
--------------------------------------------------------------------------------

                            HISTORICAL        EXISTING 2008       PROPOSED CAPS FOR             BASIS OF DETERMINATION OF
TRANSACTIONS                  AMOUNT            ANNUAL CAP           2009 TO 2011                    THE PROPOSED CAPS
------------          ------------------      -------------       -----------------     --------------------------------------------
(d) Social and        For the two years       For the year        For the three         The annual proposed caps for social and
ancillary             ended 31 December       ending              years ending          ancillary services have been determined with
services              2007 and the six        31 December         31 December 2011,     reference to the previous transactions
                      months ended            2008, RMB5,000      RMB7,045 million,     conducted and transaction amounts in respect
                      30 June 2008,           million             RMB7,581 million      of the social and ancillary services
                      approximately           (proposed to        and RMB8,040          provided by CNPC to the Group; the estimated
                      RMB4,759 million,       be revised          million,              business growth of the Group. The Group is
                      RMB4,864 million        to RMB5,811         respectively          of the view that the proposed increase in
                      and RMB2,341            million)                                  annual cap is in line with the development
                      million,                                                          of the business of the Group, and is
                      respectively                                                      determined based on principles of fairness
                                                                                        and reasonableness.

(e) Financial
services (note)

(i) Aggregate         For the two years       For the year        For the three         The annual proposed caps for the financial
of maximum daily      ended 31 December       ending              years ending          services (aggregate of deposits and
deposits made         2007 and the six        31 December         31 December 2011,     interests) provided by CNPC to the Group
by the Group          months ended            2008,               RMB18,600 million,    have been determined with reference to the
with CNPC and         30 June 2008,           RMB9,126            RMB18,600 million     estimated business growth of the Group; the
the interests         approximately           million             and RMB18,600         Group's historical cashflow and levels of
thereon               RMB8,816 million,                           million,              deposits; the competitive interest rates
                      RMB8,694 million                            respectively          offered by CNPC Finance and other financial
                      and RMB7,900                                                      institutions.
                      million,
                      respectively                                                      In order to optimise cash flow management
                                                                                        and capital efficiency of the Group and
                                                                                        CNPC, there is the specific target of
                                                                                        providing a centralised financial management
                                                                                        by CNPC Finance and other financial
                                                                                        institutions, which provides a full range of
                                                                                        financial services to the Group and CNPC.
                                                                                        The Group is of the view that the proposed
                                                                                        increase in annual cap is in line with the
                                                                                        development of the business of the Group,
                                                                                        and is determined based on principles of
                                                                                        fairness and reasonableness.


                                    -- 20 --

--------------------------------------------------------------------------------
                             LETTER FROM THE BOARD
--------------------------------------------------------------------------------

                            HISTORICAL        EXISTING 2008       PROPOSED CAPS FOR             BASIS OF DETERMINATION OF
TRANSACTIONS                  AMOUNT            ANNUAL CAP           2009 TO 2011                    THE PROPOSED CAPS
------------          ------------------      -------------       -----------------     --------------------------------------------
(ii) Insurance,       Nil                     The annual          For the three         To optimise cash flow management and capital
fees and                                      caps for            years ending          efficiency of the Group and CNPC, there is
expenses for                                  2006 to 2008        31 December 2011,     the specific target of providing a
entrustment                                   approved by         RMB1,864 million,     centralised financial management by CNPC
loans,                                        the                 RMB1,928 million      Finance and other financial institutions,
settlement                                    Independent         and RMB2,016          which provides a full range of financial
services and                                  Shareholders        million,              services to the Group and CNPC.
other                                         were combined       respectively
intermediary                                  into the
services                                      annual caps
                                              in respect of
                                              the loans and
                                              other
                                              financial
                                              services
                                              provided by
                                              CNPC to the
                                              Group and
                                              therefore,
                                              no separate
                                              annual caps
                                              are available.

(3) Financial         For the two years       For the year        For the three         The annual proposed caps for the financial
services to be        ended 31 December       ending              years ending          services, including but not limited to
provided by the       2007 and the six        31 December         31 December 2011,     guarantees and entrustment loans, to be
Group to              months ended            2008,               RMB23,582 million,    provided by the Group to the Jointly-held
Jointly-held          30 June 2008,           RMB44,465           RMB36,484 million     Entities have been determined with reference
Entities              approximately           million             and RMB51,839         to the business development and financing
                      RMB1,515 million,                           million,              needs of the Jointly-held Entities; and the
                      RMB2,138 million                            respectively          acquisition opportunities which may arise
                      and RMB353                                                        from time to time in the international
                      million,                                                          market. The Group's strategic objective of
                      respectively                                                      becoming an international petroleum company
                                                                                        with significant oil assets both onshore and
                                                                                        offshore as well as in both the PRC and
                                                                                        international markets. The Group is of the
                                                                                        view that the provision of financial
                                                                                        services to the Jointly-held Entities will
                                                                                        enable them to have sufficient funding for
                                                                                        future expansion.


                                    -- 21 --

--------------------------------------------------------------------------------
                             LETTER FROM THE BOARD
--------------------------------------------------------------------------------

                            HISTORICAL        EXISTING 2008       PROPOSED CAPS FOR             BASIS OF DETERMINATION OF
TRANSACTIONS                  AMOUNT            ANNUAL CAP           2009 TO 2011                    THE PROPOSED CAPS
------------          ------------------      -------------       -----------------     --------------------------------------------
(4) Rentals to        For the two years       For the year        For the three         Each of the annual proposed caps comprises
be paid by the        ended 31 December       ending              years ending          of the annual leasing fee and the relevant
Group to CNPC         2007 and the six        31 December         31 December           PRC tax, which are in accordance with the
in respect of         months ended            2008, RMB2,260      2011, RMB3,795        Land Use Rights Leasing Contract. Savills
land                  30 June 2008,           million             million,              (Hong Kong) Limited, an independent valuer,
                      approximately           (proposed to be     RMB3,781              has appraised the lands leased to the Group.
                      RMB2,135 million,       revised to          million and
                      RMB2,152 million        RMB3,506            RMB3,786 million,
                      and RMB978 million,     million)            respectively
                      respectively

(5) Rentals to        For the two years       For the year        For the three         The Board considers that pursuant to the
be paid by the        ended 31 December       ending              years ending          Buildings Leasing Contract (as amended by
Group to CNPC         2007 and the six        31 December         31 December           the Supplemental Buildings Agreement), the
in respect of         months ended            2008, RMB140        2011, RMB210          annual proposed caps in respect of the
buildings             30 June 2008,           million             million, RMB217       building leases provided by CNPC to the
                      approximately           (proposed to        million and           Group can support future business
                      RMB140 million,         be revised          RMB221 million,       development and planning. The annual
                      RMB140 million          to RMB196           respectively          proposed caps are in accordance with
                      and RMB58 million,      million)                                  Buildings Leasing Contract (as amended by
                      respectively                                                      the Supplemental Buildings Agreement), and
                                                                                        Savills (Hong Kong) Limited, an independent
                                                                                        valuer, has appraised the buildings leased
                                                                                        to the Group.

(6) Products and      For the two years       For the year        For the three         The annual proposed caps have been
services to be        ended 31 December       ending              years ending          determined with reference to (i) the
provided by the       2007 and the six        31 December         31 December 2011,     relevant pricing principles, i.e., the
Group to              months ended            2008,               RMB19,814 million,    government-prescribed price; (ii) the
CRMSC                 30 June 2008,           RMB13,152           RMB22,012 million     historical transaction levels for the same
                      approximately           million             and RMB23,729         type of transaction; and (iii) the estimated
                      RMB11,046 million,      (proposed to be     million,              future transaction levels based on the
                      RMB12,022 million       revised to          respectively          market needs in the coming 3 years.
                      and RMB7,229            RMB16,833
                      million,                million)
                      respectively


                                    -- 22 --

--------------------------------------------------------------------------------
                             LETTER FROM THE BOARD
--------------------------------------------------------------------------------

                            HISTORICAL        EXISTING 2008       PROPOSED CAPS FOR             BASIS OF DETERMINATION OF
TRANSACTIONS                  AMOUNT            ANNUAL CAP           2009 TO 2011                    THE PROPOSED CAPS
------------          ------------------      -------------       -----------------     --------------------------------------------
(7) Products and      For the two years       For the year        For the three         The annual proposed caps have been
services to be        ended 31 December       ending              years ending          determined with reference to (i) the
provided by the       2007 and the six        31 December         31 December 2011,     relevant pricing principles, i.e., the
Group to              months ended            2008, RMB7,097      RMB8,296 million,     government-prescribed price; (ii) the
Beijing Gas           30 June 2008,           million             RMB11,775 million     historical transaction levels for the same
                      approximately           (proposed to        and RMB16,200         type of transaction; and (iii) the estimated
                      RMB4,170 million,       be revised to       million,              future transaction levels based on the
                      RMB4,865 million        RMB7,936            respectively          market needs in the coming 3 years.
                      and RMB3,331            million)
                      million,
                      respectively

      Note: The New Comprehensive Agreement also provides for loans and other financial assistance to be provided by CNPC to the Group. These are exempted under Rule 14A.65(4) of the HKEx Listing Rules from the reporting, announcement and the independent shareholders' approval requirements set out in Chapter 14A of the HKEx Listing Rules. Please refer to paragraph 2.10.1 for details.

2.9   Reasons for and benefits of the Continuing Connected Transactions

      The Continuing Connected Transactions are and will be conducted in the ordinary and usual course of business of the Company. This category of transactions will continue to be agreed on an arm's length basis with terms that are fair and reasonable to the Company. Due to the long-term relationship between the Company and CNPC and between the Company and Beijing Gas/ CRMSC, the Directors (including the independent non-executive Directors) consider that: (a) it is beneficial to the Company to continue to enter into the Continuing Connected Transactions as these transactions have facilitated and will continue to facilitate the operation and growth of the Group's business; (b) the Continuing Connected Transactions have been conducted on normal commercial terms or on terms no less favourable than those available to the Group from independent third parties, under prevailing local market conditions, and were entered into in the ordinary and usual course of business of the Group, are fair and reasonable and in the interests of the Company and the Shareholders as a whole, and that the Proposed Caps are fair and reasonable.

      The views of the independent non-executive Directors constituting the Independent Board Committee on the Non-Exempt Continuing Connected Transactions and the Proposed Caps in respect of the Non-Exempt Continuing Connected Transactions are included in the letter from the Independent Board Committee set out in this circular.

2.10  Disclosure and independent shareholders' approval requirements

       2.10.1 Under the HKEx Listing Rules, loans and other financial assistance to be provided by CNPC to the Group, being financial assistance provided by a connected person for the benefit of the listed issuer on normal commercial terms (or better to the listed issuer) where no security over the assets of the listed issuer is granted in respect thereof, is exempted under Rule 14A.65(4) of the HKEx Listing Rules from the reporting, announcement and the independent shareholders' approval requirements set out in Chapter 14A of the HKEx Listing Rules.

       2.10.2 Under the HKEx Listing Rules, the following category of Continuing Connected Transactions is exempted from the reporting, announcement and the independent shareholders' approval


                                    -- 23 --

--------------------------------------------------------------------------------
                             LETTER FROM THE BOARD
--------------------------------------------------------------------------------

              requirements set out in Chapter 14A of the HKEx Listing Rules, as each of the percentage ratios under Rule 14.07 of the HKEx Listing Rules (other than the profits ratio), where applicable, in relation of each of these categories is, on an annual basis, expected to be less than 0.1% under Rule 14A.33(3)(a) of the HKEx Listing Rules:

              (5) Rentals to be paid by the Group to CNPC in respect of buildings

       2.10.3 Under the HKEx Listing Rules, the following categories of Continuing Connected Transactions are exempted from the independent shareholders' approval requirement but are subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the HKEx Listing Rules, as each of the percentage ratios under Rule 14.07 of the HKEx Listing Rules (other than the profits ratio), where applicable, in relation of each of these categories is, on an annual basis, expected to be less than 2.5% under Rule 14A.34(1) of the HKEx Listing Rules:

              2(c) Material supply services to be provided by CNPC to the Group

              2(d) Social and ancillary services to be provided by CNPC to the Group

              (2)(e)(i) Aggregate of the maximum daily amount of deposits and the total amount of interest received in respect of these deposits

              (2)(e)(ii) Insurance, fees and expenses for entrustment loans, settlement services and other intermediary services

              (4) Rentals to be paid by the Group to CNPC in respect of land

              (7) Products and services to be provided by the Group to Beijing Gas

       2.10.4 Under the HKEx Listing Rules, the following transactions are Non-Exempt Continuing Connected Transactions which are subject to the reporting, announcement and independent shareholders' approval (in respect of products and services to be provided by the Group to CRMSC, Shareholders' approval only) requirements

              (1) Products and services to be provided by the Group to CNPC and Jointly-held Entities

              (2)(a) Construction and technical services to be provided by CNPC to the Group

              (2)(b)     Production services to be provided by CNPC to the Group

              (3) Financial services to be provided by the Group to the Jointly-held Entities

              (6) Products and services to be provided by the Group to CRMSC

              The Company will seek the Independent Shareholders'/Shareholders' approval at the Extraordinary General Meeting for the Non-Exempt Continuing Connected Transactions and the relevant proposed caps on the condition that:

              (I) the annual amount of each category of the Non-Exempt Continuing Connected Transactions shall not exceed the relevant proposed cap;

              (II)       (i)    the Non-Exempt Continuing Connected Transactions
                                will be entered into in the ordinary and usual course of business of the Group and either (A) on normal commercial terms or (B) if there is no available comparison, on terms no less favourable than terms available to the Group from independent third parties; and


                                    -- 24 --

--------------------------------------------------------------------------------
                              LETTER FROM THE BOARD
--------------------------------------------------------------------------------

               (ii) the Non-Exempt Continuing Connected Transactions will be entered into in accordance with the Comprehensive Agreement (for transactions (1), (2)(a)-(b) and (3)), or the CRMSC Products and Services Agreement (for transaction (6)) and on terms that are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

          The Company will comply with relevant provisions of the HKEx Listing Rules in relation to each category of the Non-Exempt Continuing Connected Transactions.

3.   REVISED CAPS OF CONTINUING CONNECTED TRANSACTIONS IN RESPECT OF 2008

3.1  Background

     References are made to the circular of the Company dated 22 September 2005 in relation to the Continuing Connected Transactions and the circular of the Company dated 14 September 2006 revising certain annual caps of the Continuing Connected Transactions. At the extraordinary general meetings of the Company held on 8 November 2005 and 1 November 2006 respectively, the Independent Shareholders and/or Shareholders (as the case may be) approved the Continuing Connected Transactions and the annual caps for the three years ending 31 December 2008 and the subsequent revision of certain annual caps.

     The Company has closely monitored the performance of the Continuing Connected Transactions. However, due to the surge in the international crude oil prices in 2008, the increase in the volume of the refined products, estimated increase in the level of exploration activities by the Group within the PRC, the rise of exploration costs and the expansion of overseas exploration, and taking into account the fact that, based on historical trends, the amount of transactions settled for the second half of each year often accounts for more than two-thirds of the value for the full year, the Board considers that the existing annual cap in respect of 2008 for certain categories of the Continuing Connected Transactions, namely the Relevant Categories, may not be able to satisfy the Group's requirements for the whole year. The Board therefore proposes that the existing annual cap for the Relevant Categories in respect of 2008 be revised in order to cater for the Group's demand for the year ending 31 December 2008.

3.2  The Relevant Categories

     3.2.1 Products and services to be provided by the Group to CNPC and Jointly-held Entities

           Under the Comprehensive Agreement, products and services to be provided by the Group to CNPC include those relating to refined oil products, chemical products, natural gas, crude oil, supply of water, electricity, gas, heating, quantifying and measuring, quality inspection and other products and services as may be requested by CNPC for its own consumption, use or sale from time to time.

           Under the Comprehensive Agreement, it was agreed that, among other things, the Group shall provide to the Jointly-held Entities products and services including crude oil, refined products, petrochemical products, natural gas products on the same pricing basis as those products and services to be provided by the Group to CNPC.

     3.2.2 Products and services to be provided by CNPC to the Group

           The products and services to be provided by CNPC to the Group are expected to be more numerous, both in terms of quantity and variety, than those to be provided by the Group to CNPC. They have been grouped together and categorised into various types. The Board has


                                    -- 25 --

--------------------------------------------------------------------------------
                              LETTER FROM THE BOARD
--------------------------------------------------------------------------------

            proposed to revise the annual cap in respect to the following types of products and services for the year ending 31 December 2008:

            (a) Construction and technical services, mainly associated with products and services to be provided at the stage prior to commission and production, including but not limited to exploration technology service, downhole operation service, oilfield construction service, oil refinery construction service and engineering and design service;

            (c) Material supply services, mainly involving the agency services on the procurement of materials both before and after commission and production, including but not limited to purchase of materials, quality control, storage of materials and delivery of materials, which by virtue of its nature, are not covered in the construction and technical services and production services referred to above; and

            (d) Social and ancillary services, including but not limited to security services, education, hospitals, property management, staff canteen, training centers and guesthouses.

      3.2.3 Rentals to be paid by the Group to CNPC in respect of land

            The Company entered into the Land Use Rights Leasing Contract with CNPC on 10 March 2000 under which CNPC has leased a total of 42,476 parcels of land in connection with and for the purpose of all aspects of the operations and business of the Group covering an aggregate area of approximately 1,145 million square meters, located throughout the PRC, to the Company for a term of 50 years at an annual fee of RMB2,000 million.

      3.2.4 Rentals to be paid by the Group to CNPC in respect of buildings

            The Company entered into the Buildings Leasing Contract with CNPC on 10 March 2000 pursuant to which CNPC has leased to the Company a total of 191 buildings covering an aggregate area of 269,770 square meters, located throughout the PRC for the use by the Company for its business operation including the exploration, development and production of crude oil, the refining of crude oil and petroleum products, the production and sale of chemicals, etc.

            Further to the Buildings Leasing Contract mentioned above, the Company entered into a Supplemental Buildings Leasing Agreement with CNPC on 26 September 2002 under which CNPC agreed to lease another 404 buildings to the Group in connection with and for the purpose of the operation and business of the Group covering an aggregate of approximately 442,730 square meters.

      3.2.5 Products and services to be provided by the Company to CRMSC

            Under the CRMSC Products and Services Agreement, products and services to be continuously provided by the Company to CRMSC include, among other things, refined products (such as gasoline, diesel and other petroleum products).

      3.2.6 Products and services to be provided by the Company to Beijing Gas

            Under the Beijing Gas Products and Services Agreement, products and services to be continuously provided by the Company to Beijing Gas include, among other things, natural gas and natural gas related pipe transportation services.


                                    -- 26 --

--------------------------------------------------------------------------------
                              LETTER FROM THE BOARD
--------------------------------------------------------------------------------

3.3 Historical amounts, existing caps, revised caps and rationale of the Relevant Categories

      The Board has proposed that the following revised caps in respect of the Relevant Categories be set as the maximum annual amount of such transactions for the year ending 31 December 2008:

                            HISTORICAL          EXISTING 2008       REVISED CAPS IN             BASIS OF DETERMINATION OF
TRANSACTIONS                  AMOUNT              ANNUAL CAP        RESPECT OF 2008                  THE REVISED CAPS
------------          ---------------------   -----------------   -------------------   -------------------------------------------
(1) Products and      For the two years       For the year        For the year ending   The  reason for the increase in the
services to be        ended 31 December       ending              31 December 2008,     transaction amounts is mainly due to
provided by the       2007 and the six        31 December 2008,   RMB71,289 million     increases in the transaction volume and
Group to CNPC         months ended 30 June    RMB50,129 million                         the prices for both the crude oil and
and the Jointly-      2008, approximately                                               refined products. In particular, there have
held Entities         RMB27,714 million,                                                been increases in both the import of crude
                      RMB40,730 million and                                             oil reserve and export/import trading of
                      RMB22,186 million,                                                crude oil (by the Group as decreed by the
                      respectively                                                      government) as well as the production of
                                                                                        crude oil (by the Group as decreed by the
                                                                                        the government).

(2) Products and
services to be
provided by CNPC
to the Group

(a) Construction and  For the two years       For the year        For the year ending   The volume of crude oil and natural gas
technical services    ended 31 December       ending              31 December           deployed in the two-dimension seismic
                      2007 and the six        31 December 2008,   2008, RMB165,578      (CHINESE CHARACTERS), three-dimension
                      months ended 30 June    RMB105,661 million  million               seismic (CHINESE CHARACTERS), drilling and
                      2008, approximately                                               risk operations has increased
                      RMB82,741 million,                                                continuously, which is an important reason
                      RMB97,257 million and                                             for the increased in the transaction.
                      RMB42,588 million,                                                Following the commencement of a number of
                      respectively                                                      pipeline construction projects and refining
                                                                                        construction projects, the direct
                                                                                        deployment of materials from CNPC increases.


(b) Production        -                       -                   No Revision           -
Services


                                    -- 27 --

--------------------------------------------------------------------------------
                              LETTER FROM THE BOARD
--------------------------------------------------------------------------------

                            HISTORICAL          EXISTING 2008       REVISED CAPS IN             BASIS OF DETERMINATION OF
TRANSACTIONS                  AMOUNT              ANNUAL CAP        RESPECT OF 2008                  THE REVISED CAPS
------------          ---------------------   -----------------   -------------------   -------------------------------------------
(c) Material supply   For the two years       For the year        For the year          Following the commencement of construction
services              years ended             ending 31 December  ending 31 December    of oil and gas facilities and other
                      31 December 2007 and    2008, RMB5,574      2008, RMB5,850        construction projects, transaction amounts
                      the six months ended    million             million               for materials purchase and the agency fees
                      30 June 2008,                                                     are therefore increased.
                      approximately
                      RMB3,306 million,
                      RMB3,573 million and
                      RMB3,818 million,
                      respectively


(d) Social and        For the two years       For the year        For the year          The main reasons for the increase are the
ancillary services    ended 31 December 2007  ending 31 December  ending 31 December    enhancement of property management services
                      and the six months      2008, RMB5,000      2008, RMB5,811        and increases in the prices of water and
                      ended 30 June 2008,     million             million               electricity supplies.
                      approximately
                      RMB4,759 million,
                      RMB4,864 million and
                      RMB2,341 million,
                      respectively


(3) Financial
Services              -                       -                   No revision           -

(4) Rentals to be     For the two years       For the year        For the year          The proposed revision of the annual cap for
paid by the Group     ended 31 December 2007  ending 31 December  ending 31 December    the year ending 31 December 2008 is resulted
to CNPC in respect    and the six months      2008, RMB2,260      2008, RMB3,506        from an increase in the land consumption tax
of land               ended 30 June 2008,     million             million               by 200% per square meter in accordance with
                      approximately                                                     the relevant PRC regulations. Municipal and
                      RMB2,135 million,                                                 prefectural governments may also make
                      RMB2,152 million and                                              classifications on local land.
                      RMB978 million,
                      respectively


                                    -- 28 --

--------------------------------------------------------------------------------
                              LETTER FROM THE BOARD
--------------------------------------------------------------------------------

                            HISTORICAL          EXISTING 2008       REVISED CAPS IN             BASIS OF DETERMINATION OF
TRANSACTIONS                  AMOUNT              ANNUAL CAP        RESPECT OF 2008                  THE REVISED CAPS
------------          ---------------------   -----------------   -------------------   -------------------------------------------

(5) Rentals to be     For the two years       For the year        For the year ending   The proposed revision of the annual cap
paid by the Group     ended 31 December 2007  ending 31 December  31 December 2008,     for the year ending 31 December 2008 is
to CNPC in respect    and the six months      2008, RMB140        RMB196 million        resulted from full execution of the area
of buildings          ended 30 June 2008,     million                                   leased under the Building Leasing Contract
                      approximately                                                     and its supplemental agreement.
                      RMB140 million,
                      RMB140 million and
                      RMB58 million,
                      respectively


(6) Products and      For the two years       For the year        For the year ending   As a result of the rapid expansion of the
services to be        ended 31 December 2007  ending 31 December  31 December 2008,     railway network in the PRC, demand for goods
provided by the       and the six months      2008, RMB13,152     RMB16,833 million     rose markedly. In addition, the increase
Group to CRMSC        ended 30 June 2008,     million                                   in the transaction amounts is also due to
                      approximately                                                     the increase in the refined product price.
                      RMB11,046 million,
                      RMB12,022 million and
                      RMB7,229 million,
                      respectively


(7) Products and      For the two years       For the year        For the year ending   The increase in the transaction volume is
services to be        ended 31 December 2007  ending 31 December  31 December 2008,     due to the 2008 Beijing Olympic Games where
provided by the       and the six months      2008, RMB7,097      RMB7,936 million      demand for green and clean energy surged. In
Group to              ended 30 June 2008,     million                                   addition, the increase in the transaction
Beijing Gas           approximately                                                     amounts is due to the increase in the
                      RMB4,170 million,                                                 natural gas selling  price in accordance
                      RMB4,865 million and                                              with the relevant PRC regulations.
                      RMB3,331 million,
                      respectively


The continuing connected transactions under the Relevant Categories are and will be conducted in the ordinary and usual course of business of the Company. This category of transactions will continue to be agreed on an arm's length basis with terms that are fair and reasonable to the Company. Due to the long- term relationship between the Company and CNPC and between the Company and CRMSC/Beijing Gas, the Directors (including the independent non-executive Directors) consider that: (a) it is beneficial


                                    -- 29 --

--------------------------------------------------------------------------------
                             LETTER FROM THE BOARD
--------------------------------------------------------------------------------

      to the Company to continue to enter into the Relevant Categories of the continuing connected transactions as these transactions have facilitated and will continue to facilitate the operation and growth of the Group's business; (b) the continuing connected transactions under the Relevant Categories have been conducted on normal commercial terms or on terms no less favourable than those available to the Group from independent third parties, under prevailing local market conditions, and were entered into in the ordinary and usual course of business of the Group, are fair and reasonable and in the interests of the Company and the Shareholders as a whole, and that the Revised Caps for the Relevant Categories are fair and reasonable.

      The views of the independent non-executive Directors constituting the Independent Board Committee on the Revised Non-Exempt Annual Caps are included in the letter from the Independent Board Committee set out in this circular.

3.4   Disclosure and independent shareholders' approval requirements

      3.4.1 Under the HKEx Listing Rules, the Revised Caps of the following category of Continuing Connected Transactions is exempted from the reporting, announcement and the independent shareholders' approval requirements set out in Chapter 14A of the HKEx Listing Rules, as each of the percentage ratios under Rule 14.07 of the HKEx Listing Rules (other than the profits ratio), where applicable, in relation of each of these categories is, on an annual basis, expected to be less than 0.1% under Rule 14A.33(3)(a) of the HKEx Listing Rules:

            (5) Rentals to be paid by the Group to CNPC in respect of buildings

      3.4.2 Under the HKEx Listing Rules, the Revised Caps of the following categories of the Continuing Connected Transaction are exempted from the independent shareholders' approval requirement but are subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the HKEx Listing Rules, as each of the percentage ratios under Rule 14.07 of the HKEx Listing Rules (other than the profits ratio), where applicable, in relation of each of these categories is, on an annual basis, expected to be less than 2.5% under Rule 14A.34(1) of the HKEx Listing Rules:

            (2)(c) Material supply services

            (2)(d) Social and ancillary services

            (4)    Rentals to be paid by the Group to CNPC in respect of land

            (6)    Products and services to be provided by the Group to CRMSC

            (7)    Products and services to be provided by the Group to Beijing
                   Gas

          3.4.3 Under the HKEx Listing Rules, the Revised Non-Exempt Annual Caps of the following categories of the Continuing Connected Transactions are subject to the reporting, announcement and independent shareholders' approval requirements.

            (1) Products and services to be provided by the Group to CNPC and the Jointly-held Entities

            (2)(a) Construction and technical services to be provided by CNPC to the Group

            The Company will seek the Independent Shareholders' approval at the Extraordinary General Meeting for the Revised Non-Exempt Annual Caps and the relevant revised caps on the condition that:

            (a) the annual amount of each of the above category for the year ending 31 December 2008 shall not exceed the Revised Non-Exempt Annual Caps;

                                    -- 30 --

--------------------------------------------------------------------------------
                             LETTER FROM THE BOARD
--------------------------------------------------------------------------------

            (b)   (i)   the above continuing connected transactions will be
                        entered into in the ordinary and usual course of business of the Group and either (A) on normal commercial terms or (B) if there is no available comparison, on terms no less favourable than terms available to the Group from independent third parties;
                        and

                  (ii) the above continuing connected transactions will be entered into in accordance with the relevant agreements and on terms that are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

      The Company will comply with relevant provisions of the HKEx Listing Rules and the Shanghai Listing Rules in relation to the continuing connected transactions under the Relevant Categories.

4.    APPROVAL BY INDEPENDENT SHAREHOLDERS/SHAREHOLDERS

      As CNPC holds approximately 86.29% of the issued share capital of the Company, it is a controlling shareholder of the Company. CRMSC, being a substantial shareholder of the Company's subsidiary, PetroChina & CRMSC Oil Marketing. Beijing Gas is a substantial shareholder of the Company's subsidiary, Huayou. By virtue of the above relationships, each of CNPC, CRMSC and Beijing Gas is a connected person of the Company under the HKEx Listing Rules. Transactions between the Company and each of CNPC, CRMSC and Beijing Gas constitute connected transactions of the Company under the HKEx Listing Rules. The Proposed Caps in respect of the Non-Exempt Continuing Connected Transactions and the Revised Non-Exempt Annual Caps are subject to approval by the Independent Shareholders/Shareholders under the HKEx Listing Rules. In view of the interests of CNPC, CNPC and its associates will abstain from voting in relation to the resolutions approving the entering into of the New Comprehensive Agreement and the Proposed Caps in respect of the Non-Exempt Continuing Connected Transactions and the Revised Non-Exempt Annual Caps under the Comprehensive Agreement. In view of the interests of CRMSC, in the event CRMSC and its associates is interested in the Shares, CRMSC and its associates will abstain from voting in relation to the resolutions approving the supplemental agreement to the CRMSC Products and Services Agreement and the Non-Exempt Continuing Connected Transaction under the CRMSC Products and Services Agreement.

      An Independent Board Committee has been formed to advise the Independent Shareholders/ Shareholders in connection with the terms of the Revised Non-Exempt Annual Caps and the Proposed Caps in respect of the Non-Exempt Continuing Connected Transactions, and the Independent Financial Adviser has been appointed to advise the Independent Board Committee and the Independent Shareholders/Shareholders on the same. Their respective views are included in the letter from the Independent Board Committee and the letter from the Independent Financial Adviser set out in this circular.

5.    GENERAL INFORMATION

5.1   Information on the Company

      The Company and its subsidiaries are mainly engaged in petroleum and natural gas-related activities, including:

      (1) the exploration, development, production and sale of crude oil and natural gas;

      (2) the refining, transportation, storage and marketing of crude oil and petroleum products;

      (3) the production and sale of basic petrochemical products, derivative chemical products and other petrochemical products; and

      (4) the transmission of natural gas, crude oil and refined products, and the sale of natural gas.

                                    -- 31 --

--------------------------------------------------------------------------------
                             LETTER FROM THE BOARD
--------------------------------------------------------------------------------

5.2   Information on CNPC

      The controlling shareholder of the Company is CNPC. CNPC is a petroleum and petrochemical conglomerate that was formed in the wake of the restructuring launched by the State Council to restructure the predecessor of CNPC, China National Petroleum Company (CHINESE CHARACTERS). CNPC is also a state-authorised investment corporation and state-owned enterprise. CNPC is an integrated energy corporation with businesses covering oil and gas exploration and development, refining and petrochemical, oil product marketing, oil and gas storage and transportation, oil trading, engineering and technical services and petroleum equipment manufacturing.

5.3   Information on CNPC Finance

      As approved by the People's Bank of China and the China Banking Regulatory Commission, the principal business activities of CNPC Finance include receipt and payment of transaction amounts, insurance agency services, provision of guarantees, entrustment loans and entrustment investments, settlement and clearance of commercial notes, settlement of internal transfers, deposits, loans, financial leases and foreign exchange services.

5.4   Information on CRMSC

      CRMSC is a corporation of materials supply in the PRC. China Petroleum Sales Company Limited (CHINESE CHARACTERS), a wholly-owned subsidiary of the Company, and CRMSC jointly established PetroChina & CRMSC Oil Marketing in December 2004, holding respectively 51% and 49% of its equity interest. As far as the Company is aware of, CRMSC is independent of CNPC and Beijing Gas and does not have any relationship with CNPC or Beijing Gas.

5.5   Information on Beijing Gas

      Beijing Gas is an operator of natural gas supply network in the PRC. As far as the Company is aware of, Beijing Gas is independent of CNPC and CRMSC and does not have any relationship with CNPC or CRMSC.

6.    HKEX LISTING RULES IMPLICATIONS

      The views of the Independent Board Committee as well as the advice of the Independent Financial Adviser to the Independent Board Committee in respect of the Revised Non-Exempt Annual Caps and the Proposed Caps in respect of the Non-Exempt Continuing Connected Transactions set out in this circular.

7.    APPROVAL OF AGREEMENTS

      Pursuant to the HKEx Listing Rules and the Shanghai Listing Rules,

      (a) the New Comprehensive Agreement shall be approved or ratified by the Independent Shareholders at the Extraordinary General Meeting, and CNPC and its associates will abstain from voting in view of its interests thereon; and

      (b) the supplemental agreement to the CRMSC Products and Services Agreement shall be approved or ratified by the Shareholders at the Extraordinary General Meeting, and, in the event CRMSC and its associates is interested in the Shares, CRMSC and its associates will abstain from voting in view of its interests thereon.

                                    -- 32 --

--------------------------------------------------------------------------------
                             LETTER FROM THE BOARD
--------------------------------------------------------------------------------

      To the knowledge of the Company and its Directors, as at the Latest Practicable Date, CNPC and its associates are interested in 157,922,077,818 A Shares, or approximately 86.29% of the total issued share capital of the Company.

      The EGM will be held at Crowne Plaza Beijing Park View Wuzhou Hotel, No. 8 North Si Huan Zhong Road, Chaoyang District, Beijing, PRC at 9 a.m. on 21 October 2008 (Tuesday) to approve the New Comprehensive Agreement, the supplemental agreement to the CRMSC Products and Services Agreement, the Proposed Caps in respect of the Non-Exempt Continuing Connected Transactions and the Revised Non-Exempt Annual Cap by way of ordinary resolution. The EGM Notice is set out in pages 56 to 57 of this circular.

      A form of proxy for use at the EGM is enclosed herewith. Whether or not you are able to attend the EGM, please complete the form of proxy and return the same in accordance with the instructions printed thereon. To be valid, for holders of A Shares, this form of proxy, together with the notarised power of attorney or other document of authorisation (if any), must be delivered to the Secretariat of the Board of Directors of the Company at Room 1521, World Tower, 16 Andelu, Dongcheng District, Beijing, PRC (Postal code: 100011) not less than 24 hours before the time appointed for the EGM. In order to be valid, for holders of H Shares, the above documents must be delivered to Hong Kong Registrars Limited, 46/F Hopewell Centre, 183 Queen's Road East, Hong Kong within the same period.

      Holders of H Shares whose names appear on the register of members of the Company before 4:00 p.m. on 10 October 2008 (Friday) are entitled to attend the EGM. The register of members of H Shares of the Company will be closed from 20 September 2008 to 21 October 2008 (both days inclusive), during which period no share transfer of H Shares will be registered.

      The Articles of Association provide that Shareholders who intend to attend the EGM shall lodge a written reply to the Company 20 days before the date of the EGM (the "Reply Date"). In case the written replies received by the Company from the Shareholders indicating their intention to attend the EGM represent less than one half of the total number of voting shares, the Company shall within five days from the Reply Date inform the Shareholders of the proposed matters for consideration at the EGM and the date and venue of the EGM by way of announcement. The EGM may be convened after the publication of such announcement.

      You are urged to complete and return the form of proxy and reply slip whether or not you intend to attend the EGM. Completion and return of the form of proxy will not preclude you from attending and voting at the EGM (or any subsequent meetings following the adjournments thereof) should you wish to do so.

      In accordance with the Articles of Association, the vote of a general meeting of the Company shall be taken on a show of hands unless a request for a voting by poll is made by the following person(s) before or after a voting by a show of hands:

      (1)   the chairman of the meeting;

      (2)   at least two Shareholders with voting rights or their proxies;

      (3) a Shareholder or Shareholders (including his or their proxies) who solely or jointly hold(s) 10% or more of the Shares with rights to vote at the meeting.

      Unless a request for a voting by poll has been made, the chairman of the meeting shall based on the results of the voting by a show of hands, announce the results of voting on a resolution and enter the same in the minutes of the meeting.

                                    -- 33 --

--------------------------------------------------------------------------------
                             LETTER FROM THE BOARD
--------------------------------------------------------------------------------

      IN ACCORDANCE WITH THE HKEX LISTING RULES, THE VOTES OF THE INDEPENDENT SHAREHOLDERS (IN RESPECT OF PRODUCTS AND SERVICES TO BE PROVIDED BY THE GROUP TO CRMSC, THE SHAREHOLDERS) AT THE EGM WILL BE TAKEN BY A POLL. CNPC, THE CONTROLLING SHAREHOLDER OF THE COMPANY, WILL ABSTAIN FROM VOTING IN RESPECT OF THE ORDINARY RESOLUTION TO APPROVE THE PROPOSED CAPS IN RESPECT OF THE NON-EXEMPT CONTINUING CONNECTED TRANSACTIONS AND THE REVISED NON-EXEMPT ANNUAL CAP (EXCEPT IN RESPECT OF PRODUCTS AND SERVICES TO BE PROVIDED BY THE GROUP TO CRMSC) AT THE EGM BECAUSE OF ITS INTEREST IN THESE TRANSACTIONS. IN VIEW OF THE INTERESTS OF CRMSC, IN THE EVENT CRMSC AND ITS ASSOCIATES IS INTERESTED IN THE SHARES, CRMSC AND ITS ASSOCIATES WILL ABSTAIN FROM VOTING IN RELATION TO THE RESOLUTION APPROVING THE SUPPLEMENTAL AGREEMENT TO THE CRMSC PRODUCTS AND SERVICES AGREEMENT AND THE NON-EXEMPT CONTINUING CONNECTED TRANSACTION UNDER THE CRMSC PRODUCTS AND SERVICES AGREEMENT.

8.    RECOMMENDATION

      Your attention is drawn to the letter from the Independent Board Committee, which is set out on pages 35 to 36 of this circular, and which contains their recommendation in respect of the New Comprehensive Agreement, the supplemental agreement to the CRMSC Products and Services Agreement, the Proposed Caps in respect of the Non-Exempt Continuing Connected Transactions and the Revised Non-Exempt Annual Cap.

      The advice of the Independent Financial Adviser on the fairness and reasonableness of the Proposed Caps in respect of the Non-Exempt Continuing Connected Transactions and the Revised Non-Exempt Annual Cap are set out on pages 37 to 52 of this circular. The Independent Financial Adviser considers that the terms of Proposed Caps in respect of the Non-Exempt Continuing Connected Transactions and the Revised Non-Exempt Annual Cap on the whole are fair and reasonable so far as the Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole.

      The Directors believe that the New Comprehensive Agreement, the supplemental agreement to the CRMSC Products and Services Agreement, the Proposed Caps in respect of the Non-Exempt Continuing Connected Transactions and the Revised Non-Exempt Annual Cap are in the interests of the Company and the Shareholders as a whole. Accordingly, the Directors recommend the Shareholders to vote in favour of the resolutions to be proposed at the EGM to approve the New Comprehensive Agreement, the supplemental agreement to the CRMSC Products and Services Agreement, the Proposed Caps in respect of the Non-Exempt Continuing Connected Transactions and the Revised Non-Exempt Annual Cap.

9.    FURTHER INFORMATION

      Your attention is drawn to the general information set out in Appendix I to this circular.

                                                  By the order of the Board
                                                 PETROCHINA COMPANY LIMITED
                                                        JIANG JIEMIN
                                              Chairman of the Board of Directors

                                    -- 34 --

--------------------------------------------------------------------------------
                  LETTER FROM THE INDEPENDENT BOARD COMMITTEE
--------------------------------------------------------------------------------

                       (PETROCHINA COMPANY LIMITED LOGO)
 (a joint stock limited company incorporated in the People's Republic of China with limited liability)

                (STOCK CODE IN THE HONG KONG STOCK EXCHANGE: 857)

                                                                5 September 2008

Dear Shareholders,

1.   RENEWAL OF CONTINUING CONNECTED TRANSACTIONS IN RESPECT OF 2009 TO 2011

2.   REVISED CAPS OF CONTINUING CONNECTED TRANSACTIONS IN RESPECT OF 2008

     We refer to the Circular dated 5 September 2008 of the Company of which this letter forms a part. Terms defined in the circular shall have the same meanings when used herein.

     As CNPC directly owns an aggregate of approximately 86.29% of the issued share capital of the Company, transactions between the Group and CNPC and its associates constitute connected transactions for the Group under the HKEx Listing Rules and are subject to approval from the Independent Shareholders.

     As CRMSC is a substantial shareholder of the Company's subsidiary, PetroChina & CRMSC Oil Marketing, transactions between the Group and CRMSC and its associates constitute connected transactions for the Group under the HKEx Listing Rules and are subject to approval from the Shareholders.

     In view of the interest of the Independent Shareholders / the Shareholders (where applicable), we have been appointed by the Board to constitute the Independent Board Committee to consider and advise the Independent Shareholders / the Shareholders (where applicable) as to the fairness and reasonableness in relation to the New Comprehensive Agreement, the supplemental agreement to the CRMSC Products and Services Agreement, the Proposed Caps in respect of the Non-Exempt Continuing Connected Transactions and the Revised Non-Exempt Annual Cap, details of which are set out in the Letter from the Board in the Circular to the Shareholders. ICEA has been retained as the independent financial adviser to advise the Independent Board Committee in this respect. We wish to draw your attention to the letter from ICEA as set out on pages 37 to 52 of the Circular.

     Having taken into account the information set out in the Letter from the Board, and the principal factors, reasons and recommendations set out in the letter from ICEA, we consider the New Comprehensive Agreement, the supplemental agreement to the CRMSC Products and Services Agreement, the Proposed Caps in respect of the Non-Exempt Continuing Connected Transactions and the Revised Non-Exempt Annual Cap to be fair and reasonable from a financial point of view insofar as the Independent Shareholders / the Shareholders (where applicable) are concerned and believe that the New Comprehensive Agreement, the supplemental agreement to the CRMSC Products and Services Agreement, the Proposed Caps in respect of the Non-Exempt Continuing Connected Transactions and the Revised Non-Exempt Annual Cap are in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend that the Independent Shareholders / the Shareholders (where applicable) should vote in favour of the resolutions to be proposed at the EGM to approve the New


                                    -- 35 --

--------------------------------------------------------------------------------
                  LETTER FROM THE INDEPENDENT BOARD COMMITTEE
--------------------------------------------------------------------------------

Comprehensive Agreement, the supplemental agreement to the CRMSC Products and Services Agreement, the Proposed Caps in respect of the Non-Exempt Continuing Connected Transactions and the Revised Non-Exempt Annual Cap.

                               Yours faithfully,

     CHEE-CHEN TUNG                    LIU HONG RU                   FRANCO BERNABE
Independent Non-Executive       Independent Non-Executive       Independent Non-Executive
        Director                        Director                        Director




       LI YONGWU                                                       CUI JUNHUI
Independent Non-Executive                                       Independent Non-Executive
        Director                                                        Director

                                    -- 36 --

--------------------------------------------------------------------------------
                        LETTER FROM ICEA CAPITAL LIMITED
--------------------------------------------------------------------------------

     The following is the text of the letter of advice to the Independent Board Committee and the Independent Shareholders (or the Shareholders for CRMSC Transactions and CRMSC Caps) from ICEA in relation to the Non-Exempt Continuing Connected Transactions (including the relevant Proposed Caps) and the Revised Non-Exempt Annual Caps for the purpose of incorporation in this circular.

(ICEA LOGO)

        ICEA CAPITAL LIMITED               (CHINESE CHARACTERS)
        26/F., ICBC Tower                  (CHINESE CHARACTERS)
        3 Garden Road, Central, Hong Kong  (CHINESE CHARACTERS)
        General Line:(852) 2231 8000       (CHINESE CHARACTERS):(852) 2231 8000
        General Fax:(852) 2525 0967        (CHINESE CHARACTERS):(852) 2525 0967


                                                                5 September 2008


To the Independent Board Committee and the independent shareholders of the Company

Dear Sirs:

(1) RENEWAL OF CONTINUING CONNECTED TRANSACTIONS IN RESPECT OF 2009 TO 2011

(2) REVISED CAPS OF CONTINUING CONNECTED TRANSACTIONS IN RESPECT OF 2008

     We refer to our engagement as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders (or the Shareholders for approving the Non-Exempt Continuing Connected Transactions (including the relevant Proposed Caps) under the CRMSC Products and Services Agreement ("CRMSC Transactions and CRMSC Caps")) with respect to (i) the Non-Exempt Continuing Connected Transactions (including the relevant Proposed
Caps); (ii) the Revised Non-Exempt Annual Caps; and (iii) the duration of the Land Use Rights Leasing Contract, the Building Leasing Contract and the Supplemental Building Leasing Agreement for longer than three years. Pursuant to the HKEx Listing Rules, the Non-Exempt Continuing Connected Transactions and the Revised Non-Exempt Annual Caps are subject to, among other things, the approval of the Independent Shareholders (or the Shareholders for CRMSC Transactions and CRMSC Caps) at the Extraordinary General Meeting of the Company. Details of the Continuing Connected Transactions (including the Non-Exempt Continuing Connected Transactions and the relevant Proposed Caps) and the Revised Non-Exempt Annual Caps are summarized in the Company's circular to its Shareholders dated 5 September 2008 (the "Circular"). This letter has been prepared for inclusion in the Circular and capitalised terms used in this letter shall have the same meaning as defined in the Circular unless the context otherwise requires.

     At the extraordinary general meetings of the Company held on 8 November 2005 and 1 November 2006 respectively, the Independent Shareholders and/or Shareholders (as the case maybe) approved the Continuing Connected Transactions and the annual caps for the three years ending 31 December 2008 and the subsequent revision of certain annual caps. Due to changes in the Company's production and operational environment, the existing annual caps in respect of 2008 for the Relevant Categories may not be able to satisfy the Group's requirements for the whole year. The Board therefore proposed the Revised Non-Exempt Annual Caps for the year ending 31 December 2008. As the Group will continue to carry out the Continuing Connected Transactions for the next three years from 1 January 2009 to 31 December 2011 (including the Non-Exempt Continuing Connected Transactions), the Directors also propose to seek the Independent Shareholders (or the Shareholders for CRMSC Transactions and CRSMC
Caps) approval of the Non-Exempt Continuing Connected Transactions (including the relevant Proposed Caps). The Independent Shareholders do not include CNPC and its associates for approving Non-Exempt Continuing Connected Transactions (including the relevant Proposed Caps) and the Revised Non-Exempt Annual Caps under the Comprehensive Agreement. For approving CRMSC Transactions and CRMSC Caps, the Shareholders include CNPC and its associates and exclude CRMSC and its associates.

                                    -- 37 --

--------------------------------------------------------------------------------
                        LETTER FROM ICEA CAPITAL LIMITED
--------------------------------------------------------------------------------

     Our opinion only applies to the Non-Exempt Continuing Connected Transactions (including the relevant Proposed Caps) and the Revised Non-Exempt Annual Caps. Other Continuing Connected Transactions which are not subject to approval by the Independent Shareholders are not within the scope of our work.

     We, ICEA, have been retained as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders (or the Shareholders for CRMSC Transactions and CRMSC Caps) as to whether the Non-Exempt Continuing Connected Transactions are on normal commercial terms, in the ordinary and usual course of business, and fair and reasonable so far as the Independent Shareholders (or the Shareholders for CRMSC Transactions and CRMSC
Caps) are concerned and are in the interests of the Company and its Shareholders as a whole, and whether the Proposed Caps in respect of the Non-Exempt Continuing Connected Transactions and the Revised Non-Exempt Annual Caps are reasonably determined. We are also engaged to advise why longer period of the Land Use Rights Leasing Contract, the Building Leasing Contract and the Supplemental Building Leasing Agreement is required and whether it is normal business practice for contracts of this type to be such of such duration.

     In formulating our recommendation, we have relied, without assuming any responsibility for independent verification, on the information, opinions and facts supplied and representations made to us by the Directors and management of the Company, who have assumed full responsibility for the accuracy of the information contained in the Circular, and that any information and representations made to us are true, accurate and complete in all material respects as at the date hereof and that they may be relied upon. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Company. We have discussed with the management of the Company regarding their plans and prospects of the Company. We have also relied on certain information available to the public and have assumed such information to be accurate and reliable, and we have not independently verified the accuracy of such information. We have studied the relevant market and other conditions and trends relevant to the pricing of the Continuing Connected Transactions. We have also assumed that statements and representations made or referred to in the Circular were accurate at the time they were made and continue to be accurate at the date of the Circular.

     We consider that we have reviewed sufficient information to reach an informed view in order to provide a reasonable basis for our advice. We have not, however, carried out any independent verification of the information provided to us nor have we conducted any form of independent in-depth investigation into the business affairs or assets and liabilities of the Company, CNPC or any of their respective subsidiaries or associated companies. Additionally, we did not conduct any physical inspection of the properties or facilities of the Company, CNPC, or any of their respective subsidiaries or associated companies. It is not within our terms of engagement to comment on the commercial feasibility of the Continuing Connected Transactions, which remains the responsibility of the Directors. As the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders (or the Shareholders for CRMSC Transactions and CRMSC Caps), we have not been involved in the negotiations in respect of the terms of the Continuing Connected Transactions. Our opinion with regard to the terms thereof has been made on the assumption that all obligations to be performed by each of the parties to the Continuing Connected Transactions will be fully performed in accordance with the terms thereof.

     Our opinion is necessarily based upon the financial, economic, market, regulatory, and other conditions as they exist on, and the facts, information, and opinions made available to us as of the date of this letter. We have no obligation to update this opinion to take into account events occurring after the date on which this opinion is delivered to the Independent Board Committee and the Independent Shareholders (or the Shareholders for CRMSC Transactions and CRMSC Caps). This letter is for the information of the Independent Board Committee and the Independent Shareholders (or the Shareholders for CRMSC Transactions and CRMSC Caps) solely in connection with their consideration of the Continuing Connected Transactions and, except for its inclusion in the Circular, is not to be quoted or referred to, in whole or in part, nor shall this letter be used for any other purpose, without our prior written consent.

     ICEA is a licensed corporation to carry out regulated activities of dealing in securities and advising on corporate finance under the SFO. ICEA and its affiliates, whose ordinary business involves the trading of, dealing in and the holding of securities, may be involved in the trading of, dealing in, and the holding of the securities of the Company for client accounts.

                                    -- 38 --

--------------------------------------------------------------------------------
                        LETTER FROM ICEA CAPITAL LIMITED
--------------------------------------------------------------------------------

PRINCIPAL FACTORS CONSIDERED

     In arriving at our opinion, we have taken into consideration the principal factors and reasons set out below. In reaching our conclusion, we have considered the results of the analyses in light of each other and ultimately reached our opinion based on the results of all analyses taken as a whole.

(A) RENEWAL OF THE NON-EXEMPT CONTINUING CONNECTED TRANSACTIONS

1.   BACKGROUND AND NATURE OF THE NON-EXEMPT CONTINUING CONNECTED TRANSACTIONS

     COMPREHENSIVE AGREEMENT

     The Company and CNPC initially entered into the Comprehensive Agreement on 10 March 2000 for the provision (1) by the Group to CNPC and (2) by CNPC to the Group, of a range of products and services which may be required and requested from time to time by either party and/or its subsidiary companies and relevant units (including their respective subsidiaries, branches and relevant units). The Comprehensive Agreement was amended by the First Supplemental Comprehensive Agreement on 9 June 2005 and the Second Supplemental Comprehensive Agreement on 1 September 2005. In order to comply with the requirements of the HKEx Listing Rules and the Shanghai Listing Rules, the Company and CNPC entered into the New Comprehensive Agreement on 27 August 2008, details of which are set out in the paragraph headed "New Comprehensive Agreement" set out in the "Letter from the Board" of this Circular. The New Comprehensive Agreement has incorporated the principal terms of the First Supplemental Agreement and the Second Supplemental Agreement.

     Details of the Non-Exempt Continuing Connected Transactions under the Comprehensive Agreement (as amended by the First Supplemental Comprehensive Agreement, the Second Supplemental Comprehensive Agreement and the New Comprehensive Agreement) are set out as follows:

            TRANSACTION                                        DESCRIPTION
            -------------------------------------------        --------------------------------------------------------------------
     (1)    Products and services to be provided by the        Products and services including those relating to crude oil,
            Group to CNPC and the Jointly-held Entities        natural gas, refined oil products, chemical products, supply of water, electricity, gas, heating, quantifying and measuring, quality inspection, entrusted operation and management and other related or similar products and services

     (2)    Construction and technical services to be          Construction and technical services including but not limited
            provided by CNPC to the Group                      to exploration technology service, downhole operation service, oilfield construction service, oil refinery construction service, engineering and design service, risk operation services and other related or similar products and services

     (3)    Production services to be provided by CNPC to      Production services including but not limited to water supply,
            the Group                                          electricity generation and supply, gas supply, communications and other related or similar products and services

     (4)    Financial services provided by the Group to the    Financial services including but not limited to entrustment loans
            Jointly-held Entities                              and guarantees

                                    -- 39 --

--------------------------------------------------------------------------------
                             LETTER FROM ICEA CAPITAL LIMITED
--------------------------------------------------------------------------------

     CRMSC PRODUCTS AND SERVICES AGREEMENT

     Products and services to be provided by the Company to CRMSC under the CRMSC Products and Services Agreement include, among other things, refined products such as gasoline, diesel and other petroleum products. The term of the CRMSC Products and Services Agreement was initially 3 years commencing from 1 January 2006 and it was amended by the supplemental agreement dated 27 August 2008 to extend for a further period of three years commencing from 1 January 2009 to 31 December 2011. Before November of each year, CRMSC is required to discuss and confirm with the Company an annual plan detailing the estimated demand for products and services to be rendered by the Company in the forthcoming year and that individual product and service implementation agreements will be entered into between the Company and CRMSC and their respective subsidiaries and units.

     We note that the products and service implementation agreements may be terminated from time to time by the parties to the product and service implementation agreements providing at least 6 months' written notice of termination in relation to any one or more categories of products and services.

2.   PRICING OF THE NON-EXEMPT CONTINUING CONNECTED TRANSACTIONS

     COMPREHENSIVE AGREEMENT

     The Comprehensive Agreement (as amended by the First Supplemental Comprehensive Agreement, the Second Supplemental Comprehensive Agreement and the New Comprehensive Agreement) details specific pricing principles for the products and services to be provided pursuant to the Comprehensive Agreement. If, for any reason, the specific pricing principle for a particular product or service ceases to be applicable, whether due to a change in circumstances or otherwise, such product or service must then be provided in accordance with the following general pricing principles:

     (a) government-prescribed price (at present, this applies to products and services such as refined oil products, natural gas, oil refinery construction, engineering and design, project monitoring and management), the definition of "government-prescribed price" was amended by the First Supplemental Comprehensive Agreement to mean price in respect of certain category of services determined by the laws, regulations, decisions, orders or policies, etc. enacted by governments of the relevant countries or regions (including but not limited to the central government, federal government, provincial government, state or coalition government or any organisation responsible for domestic ruling and foreign affairs in respect to certain specified territory, irrespective of its name, organisation or structure) or other regulatory departments; or

     (b) where there is no government-prescribed price, then according to the relevant market prices (at present, this applies to products and services such as asset leasing, repair of machinery, transportation, purchase of material, and regional facilities), the definition of "market price" was amended by the First Supplemental Comprehensive Agreement to mean the price determined in accordance with the following order:

          (i) the price charged by independent third parties in areas where such type of service is provided and on normal terms in the area where the service is being provided at that time; or

          (ii) the price charged by independent third parties in nearby areas where such type of service is provided and on normal terms in the area or country adjacent to the area where the service is being provided at that time; or

     (c)  where neither (a) nor (b) is applicable, then according to:

          (i) the actual cost incurred (at present, this applies to products and services such as library information and filing, maintenance of roads, retirement administration and reemployment training); or

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          (ii) the agreed contractual price, being the actual cost for the provision of such product or service plus an additional margin of not more than:

               (1) 15 per cent. (which includes finance costs, general and administrative expenses and a profit margin) for certain construction and technical services (at present, this applies to products and services such as geological surveying, drilling, well cementing, logging, mud logging, well testing and oilfield construction) provided that, such agreed contractual price shall not be higher than the prices available for the provision of such products and services in the international market; and

               (2) 3 per cent. for all other types of products and services priced in accordance with the agreed contractual price (at present, this applies to products and services such as downhole operations, technology research, equipment repairing and supporting, equipment antiseptic testing, communications, fire fighting, quality inspection, storage of materials, delivery of materials and training centres).

     For (i) products and services to be provided by the Group to CNPC and Jointly-held Entities and (ii) production services to be provided by CNPC to the Group, we understand from the Company that the pricing of these products and services is mainly based on principle (a) or (b) mentioned above according to the Comprehensive Agreement. As for construction and technical services to be provided by CNPC to the Group, the pricing is mainly based on principle (a) or (c) mentioned above according to the Comprehensive Agreement. The Company advises that no more than 15% additional margin respective to the categories of products and services stated above is what they believe to be the norm in the PRC across relevant industries. Such margin has taken into account, among other things, the administrative expenses incurred for providing such products or services, as well as the profit margin required by comparable companies providing such services. We noted that the operating profit margin of the Group (being profit from operations divided by turnover of the Group) for 2005 to 2007 were 34.8%, 28.7% and 23.9% respectively, which were higher than the 15% additional margin to be charged by CNPC. In order to assess the fairness and reasonableness of the 15% margin set out in the pricing mechanism (c) above, we have identified all of the oilfield servicing companies listed on the New York Stock Exchange mainly engaged in exploration and development business with the total assets of each of them over US$5 billion at the end of 2007 and only three oilfield servicing companies listed on the Hong Kong Stock Exchange (the "Comparable Companies"). These companies are principally engaged in the provision of oil and gas services including drilling, evaluation, production and completion of oil and gas wells, and providing equipments and products for oilfield and gas services.

     The tables below illustrate the operating profit margins of the Comparable Companies for the three financial years ended 31 December 2005, 2006 and 2007 respectively.

     Listed in the New York Stock Exchange

     NO.    NAME OF COMPARABLE COMPANIES                 2005     2006     2007
     ---    ----------------------------------------    ------   ------   ------
      1     Schlumberger Ltd. ......................    19.30%   25.46%   27.79%
      2     National Oilwell Varco Inc. ............    10.95%   15.93%   20.88%
      3     Tenaris S.A. (ADS) .....................    31.34%   36.14%   29.45%
      4     Weatherford International Ltd. .........    15.33%   20.59%   20.74%
      5     Halliburton Co. ........................    20.43%   24.60%   22.58%
      6     Baker Hughes Inc. ......................    17.17%   21.43%   21.84%
      7     Exterran Holdings Inc. .................     9.46%   14.09%   13.74%
      8     Smith International Inc. ...............    12.02%   14.73%   15.63%
      9     Cameron International Corp. ............    10.40%   13.68%   15.79%
     10     Helix Energy Solutions Group Inc. ......    27.55%   28.96%   20.50%
     11     BJ Services Co. ........................    20.08%   26.85%   23.96%

Source: Factset

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     Listed in Hong Kong Stock Exchange

     NO.    NAME OF COMPARABLE COMPANIES                 2005     2006     2007
     ---    ----------------------------------------    ------   ------   ------

      1     Jutal Offshore Oil Services Limited.....    18.14%   16.24%   16.28%
      2     Anton Oilfield Services Group...........    32.11%   34.35%   27.03%
      3     China Oilfield Services Limited.........    17.76%   21.87%   31.38%

     Source: 2007 annual report and prospectus of Jutal Offshore Oilfield Services Limited; 2007 annual report and prospectus of Anton Oilfield Services Group; 2006 and 2007 annual reports of China Oilfield Services Limited

     The operating profit margins of the Comparable Companies ranged from 9.46% to 36.14% for the three financial years ended 31 December 2005, 2006 and 2007, and the pricing mechanism referred to (c) above lies within the range. As such, we are of the opinion that the 15% profit margin charged by CNPC to the Group to be fair and reasonable so far as the Independent Shareholders are concerned.

     For detailed description of the terms in relation to the Comprehensive Agreement (as amended by the First Supplemental Comprehensive Agreement, the Second Supplemental Comprehensive Agreement and the New Comprehensive Agreement), please refer to the "Letter from the Board" set out in this Circular. Based on the above, the priority is set from (a) to (c) such that the price mechanisms in (b) and (c) would only apply where the preceding price mechanism(s) are inapplicable. As (a) and (b) are based on the applicable government-prescribed prices and market prices, including the applicable local or national market prices, we are of the opinion that the above mechanism is fair and reasonable as far as the Independent Shareholders are concerned.

     We also noted that the rates of financial services provided under the Comprehensive Agreement (as amended by the First Supplemental Comprehensive Agreement, the Second Supplemental Comprehensive Agreement and the New Comprehensive Agreement) are determined in accordance with the relevant interest rates and the relevant fee rates for the same period published by the People's Bank of China or relevant financial industry regulatory authorities, and shall be more favourable than the interest rate, fee rate and other terms for the provision of funds and services for the same period offered by an independent third party to the Group. As the interest rates and fee rates of financial services are determined by reference to the guidelines of the People's Bank of China or relevant financial industry regulatory authorities, we are of the opinion that the pricing mechanism is fair and reasonable as far as the Independent Shareholders are concerned.

     CRMSC PRODUCTS AND SERVICES AGREEMENT

     The price of any product and service provided pursuant to the CRMSC Products and Services Agreement shall be determined with reference to the government-prescribed price or the market price where there is no government-prescribed price.

     Given the prices of the products and services are determined with reference to the government- prescribed prices and that the product and service implementation agreements could be terminated by the Group, we are of the opinion that the above mentioned pricing mechanism is fair and reasonable as far as the Shareholders as a whole are concerned.

3.   REASONS FOR AND BENEFITS OF THE NON-EXEMPT CONTINUING CONNECTED
     TRANSACTIONS

     As mentioned in the Circular, the Continuing Connected Transactions are and will be conducted in the ordinary and usual course of business of the Company and will continue to be agreed on an arm's length basis with terms that are fair and reasonable and in the interests of the Company and the Shareholders as a whole. Given that the Company has maintained long-term relationship with CNPC and CRMSC, it is

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     beneficial to the Company to continue to enter into the Non-Exempt
     Continuing Connected Transactions as they have facilitated and will facilitate the operation and growth of the Group's business. Also, the Non-Exempt Continuing Connected Transactions will be conducted on normal commercial terms or on terms no less favourable than those available to the Group from independent third parties, under prevailing local market conditions.

     We noted from the 2007 annual report of the Company that the auditors of the Company have reviewed the Non-Exempt Continuing Connected Transactions for the financial year 31 December 2007 (the "Prior Year Transactions") and confirmed that the Prior Year Transactions were conducted in the manner stated in Rule 14A.38 of the HKEx Listing Rules.

     In light of the aforesaid analysis and the review of the Prior Year Transactions by the auditors, we are of the view that the Non-Exempt Continuing Connected Transactions are being conducted on normal commercial terms.

4.   PROPOSED CAPS OF THE NON-EXEMPT CONTINUING CONNECTED TRANSACTIONS

     The Non-Exempt Continuing Connected Transactions are subject to the Proposed Caps whereby for each of the three financial years ending 31 December 2009, 2010, 2011, the monetary value of the Non-Exempt Continuing Connected Transactions will not exceed the applicable annual amounts as stated in the "Letter from the Board" contained in the Circular.

     In assessing the fair and reasonableness of the Proposed Caps, we have discussed with the management of the Company the basis and underlying assumptions used in the determination of the Proposed Caps.

     Historical figures of the Non-Exempt Continuing Connected Transactions for the three years ended 31 December 2005, 2006 and 2007 and the six months ended 30 June 2008, the Revised Non-Exempt Annual Caps for 2008 (if applicable) and the Proposed Caps of the Non-Exempt Continuing Connected Transaction for each of the three years ending 2009, 2010 and 2011 are set out as follows:

                                                     HISTORICAL FIGURES                                     PROPOSED CAPS
                                            --------------------------------------                    --------------------------
                                                                         FOR THE
                                             FOR THE YEARS ENDED       SIX MONTHS     EXISTING OR       FOR THE YEARS ENDING
                                                 31 DECEMBER              ENDED         REVISED              31 DECEMBER
                                             2005     2006     2007   30 JUNE 2008   CAPS OF 2008      2009     2010      2011
                                            ------   ------   ------  ------------   -------------    ------   -------   -------
                                                        (RMB MILLION)                (RMB MILLION)           (RMB MILLION)
     4.1  Products and services to
          be provided by the Group
          to CNPC and the Jointly-held
          Entities........................  19,823   27,714   40,730     22,186         71,289       96,324   156,440   167,981

     4.2  Construction and technical
          services to be provided by
          CNPC to the Group...............  64,662   82,741   97,257     42,588        165,578      242,967   256,937   215,526

     4.3  Production services to be
          provided by CNPC to the Group...  23,344   32,730   49,455     38,391         98,518       92,912   138,221   182,798

     4.4  Financial services to be
          provided by the Group to the
          Jointly-held Entities...........     N/A    1,515    2,138        353         44,465       23,582    36,484    51,839

     4.5  Products and services to be
          provided by the Group to
          CRMSC...........................     N/A   11,046   12,022      7,229         16,833       19,814    22,012    23,729

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4.1   PRODUCTS AND SERVICES TO BE PROVIDED BY THE GROUP TO CNPC AND THE
      JOINTLY-HELD ENTITIES

      The proposed annual caps for the products and services to be provided by the Group to CNPC and the Jointly-held Entities have been determined with reference to:

      a) the historical transactions and transaction amounts in providing products and services by the Group to CNPC and the Jointly-held Entities;

      b)    the estimated business growth of the Group and CNPC;

      c)    the estimated business growth of the Jointly-held Entities;

      d) the potential fluctuations and increases in the prices of crude oil, petrochemical products, natural gas and other oil products and services both in the international market and in the domestic market; and

      e) the quantities of crude oil required (by the Group as decreed by the government).

      The increases in the proposed annual caps for products and services provided by the Group to CNPC and the Jointly-held Entities for the three years ending 31 December 2009, 2010 and 2011 are mainly due to the increases in sales of refined oil products, chemical products, and crude oil, as a result of (i) the anticipated high crude and refined oil prices in the next three years and (ii) the increase in the trading volumes between the Group and CNPC and the Jointly-held Entities upon China-Kazakhstan pipeline reaching its designed transportation capacity.

      In arriving at the proposed annual caps for products and services provided by the Group to CNPC and the Jointly-held Entities for the three years ending 31 December 2009, 2010 and 2011, the Group has estimated the future crude and refined oil prices based on the experience with reference to the historical crude and refined oil prices fluctuations and expected future prices fluctuation. We are given to understand that the Group estimated the international crude oil prices will remain at high level and will fluctuate between US$100 to US$120 per barrel in the coming three years. It is also anticipated that the PRC government will implement control on domestic refined oil prices and so the Group expects the price of refined oil will also increase slightly.

      According to the information obtained from Bloomberg, the closing prices of crude oil from 1 January 2007 to 31 July 2008 ranged from about US$50.5 per barrel to US$145.3 per barrel. The prices of crude oil closed at above US$90 per barrel during most of the time during the first seven months ended 31 July 2008. According to the International Energy Outlook 2008 presented by Energy Information Administration, Official Energy Statistics from the U.S. Government, they predict that the high world oil prices for 2009, 2010 and 2011 will be approximately US$92.5, US$85.7 and US$89.7 per barrel respectively. Taking into account the historical crude oil prices fluctuation and the future world oil prices as estimated in the International Energy Outlook 2008, we consider that the Company using US$100 to US$120 per barrel to estimate the proposed annual caps for products and services provided by the Group to CNPC and the Jointly-held Entities is fair and reasonable.

      During the two years ended 31 December 2006 and 2007, the growth in products and services provided by the Group to CNPC and the Jointly-held Entities has increased annually by approximately 40% and 47% respectively. Based on the proposed annual caps for products and services provided by the Group to CNPC and the Jointly-held Entities for each of the three years ending 31 December 2009, 2010 and 2011 and the proposed revised cap for 2008, the products and services provided by the Group to CNPC and the Jointly-held Entities will grow annually by approximately 35%, 62% and 7% respectively. We understand from the Group that China-Kazakhstan pipeline, which is owned by CNPC, will reach its full transportation capacity within the second half of year 2009. Upon China-Kazakhstan pipeline reaching

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      its designed transportation capacity, the Group would be able to transport and sell more crude oil to CNPC. There is a significant growth in the proposed cap in 2010 as compared to 2009 because it is expected that China-Kazakhstan pipeline will be in full year operation. However, the proposed annual cap for 2011 only represents an increase of 7% as compared to the proposed annual cap of 2010 because China-Kazakhstan pipeline will be in full year operation both in 2010 and 2011.

      Given the dominant position of the Group in the petroleum and petrochemical industry in the PRC, and the increase in turnover and activities of CNPC and the Jointly-held Entities, the quantities and amounts of future transactions between the Group and CNPC and the Jointly-held Entities are expected to increase. The Directors are of the view that the Proposed Caps provide sufficient increment for the Group to capture the Group's future anticipated expansion plan. We are of the view that given the uncertainty in the world energy market, the escalating energy prices and business development of the Group, the Proposed Caps will provide a reasonable certainty of maintaining supply to CNPC and the Jointly-held Entities. We consider that the Proposed Caps for each of the three years ending 31 December 2009, 2010 and 2011 are fair and reasonable.

4.2   CONSTRUCTION AND TECHNICAL SERVICES TO BE PROVIDED BY CNPC TO THE GROUP

      The proposed annual caps for the provision of construction and technical services have been determined with reference to:

      a) the previous transactions and transaction amounts for the construction and technical services provided by CNPC to the Group;

      b)    the estimated business growth of the Group; and

      c) the increase in capital investment for pipelines construction and refinery projects during 2009-2011.

      The construction and technical services provided by CNPC to the Group include mainly exploration technology service, downhole operation service, oilfield construction service, oil refinery construction service, engineering and design service, risk operation services and other related or similar products and services. We understand from the management that the transaction amounts of construction and technical services are closely related to the capital expenditure incurred by the Group.

      Based on the information provided by the Group, the transaction amounts of construction and technical services provided by CNPC to the Group from 2005 to 2007 accounted for approximately 52%, 56% and 54% of each corresponding year's total capital expenditure of the Group. The forecast amounts of construction and technical services to be provided by CNPC to the Group during 2009 to 2011 are expected to be approximately 64%, 63% and 63% of each corresponding year's capital expenditure budget of the Group. The major reasons leading to this significant increase in the proposed annual caps for the provision of construction and technical services are due to the increased investment on pipeline projects and refinery petrochemical projects during 2009 to 2011 after the establishment of Pipeline Construction Department and the enhanced competitiveness of CNPC owned construction department. However, there is a decrease in the capital expenditure as well as the proposed annual cap amount of 2011 as compared to the capital expenditure and proposed annual caps of 2009 and 2010 because it is expected that a significant portion of these pipeline and petrochemical projects will be completed in 2010.

      The Group has, from time to time, obtained construction and technical services from CNPC in the ordinary and usual course of business. CNPC has extensive experience in exploration and development of crude oil and natural gas projects in the world, offering a premier construction and technical services to the Group. CNPC is also one of the few companies in the PRC that provides premier petrochemical related construction and technical services. The services and terms offered by independent third parties are difficult to match the same quality services provided by CNPC. CNPC offers advantages including safety, reliability, technical expertise, understanding of existing facilities and experience in providing

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      construction and technical services, which enable CNPC to gain construction business from bidding with other firms.

      We have discussed with the management of the Group on the future capital expenditure plan and considered that the plan was prepared by the Group after due and careful enquiry. We are of the view that the proposed annual caps for the provision of construction and technical services provide sufficient increment for the Group to capture the Group's future anticipated expansion plan, and the proposed annual caps for the provision of construction and technical services are determined on a fair and reasonable basis.

4.3   PRODUCTION SERVICES TO BE PROVIDED BY CNPC TO THE GROUP

      The proposed annual caps for the production services provided by CNPC to the Group have been determined with reference to:

      a) the previous transactions conducted and transaction amounts in respect of production services provided by CNPC to the Group;

      b)    the estimated business growth of the Group; and

      c) the potential fluctuations and increases in the international and the PRC market prices of crude oil, petroleum and petrochemical products, leading to higher energy costs in the production process.

     The production services provided by CNPC to the Group mainly consist of water supply, electricity generation and supply, gas supply by CNPC to the Group and the supply of petroleum and petrochemical products by the Jointly-held Entities to the Group. Comparing the proposed annual cap for production services provided by CNPC to the Group for 2009 of RMB92,912 million to the existing annual cap for the year ending 31 December 2008 of RMB98,518 million, it represents a slight decrease of 6%. For the six months ended 30 June 2008, the transactions amount of production services provided by CNPC to the Group amounted to approximately RMB38,391 million. As advised by the Company, the actual transaction amount for the year ending 31 December 2008 is expected to be less than the existing cap of 2008 and hence the cap for the year ending 31 December 2009 is slightly adjusted downwards. The proposed annual caps for the production services provided by CNPC to the Group for 2010 to 2011 are expected to increase annually by 49% and 32% respectively.

     We understand from the Group that reasons for the increasing amount of production services provided by CNPC to the Group are primarily due to the increasing amount of imported crude oil and related transportation cost purchased from CNPC in the coming three years and increasing ship leasing services provided by CNPC to the Group. Also, CNPC is responsible for the national crude oil reserves of the PRC, such reserve needs to be updated by the Group annually in accordance with technical requirements and old crude oil of the reserve will be sold by CNPC to the Group for sale.

     We have discussed with the management of the Group on the future business plan and considered the plan was prepared by the Group after due and careful enquiry. Considering (i) the volatility and possible increase in the prices of crude oil, petroleum and petrochemical products in the international and the PRC market, leading to a higher energy costs during the production process; and (ii) modest and reasonable increasing rate, we are of the opinion that the proposed annual caps for the production services provided by CNPC to the Group are determined on a fair and reasonable basis, we are of the view that the Proposed Caps provide sufficient increment for the Group to capture the Group's future anticipated expansion plan, and the Proposed Caps are determined on a fair and reasonable basis.

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4.4   FINANCIAL SERVICES TO BE PROVIDED BY THE GROUP TO THE JOINTLY-HELD
      ENTITIES

      The proposed annual caps for the financial services to be provided by the Group to the Jointly-held Entities have been determined with reference to:

      a) the business development and financing needs of the Jointly-held Entities; and

      b) the acquisition opportunities which may arise from time to time in the international market.

      The Group's strategic objective is to become an international petroleum company with significant oil and gas assets both onshore and offshore as well as in both the PRC and international markets. Taking into consideration of tight global energy supply, we understand the top priority among PRC petroleum companies is to secure overseas energy reserves. The Group, being the largest petroleum company in the PRC, is prepared to secure good acquisition targets when the opportunity appears. As overseas acquisition is part of the growth strategy of the Jointly-held Entities, the Group is of the view that the provision of financial services to the Jointly-held Entities will enable them to have sufficient funding for future expansion to acquire premier energy reserves. The funding will be provided in the form of entrustment loans and/or loan guarantees.

      Also, due to the good reputation of the Group, it is capable to obtain better credit terms (including lower loan interest rate) comparing to its Jointly-held Entities, it is more efficient for the Group to raise funds externally on behalf of the Jointly-held Entities. We note that it is a common practice amongst PRC major state-owned companies to have financing services provided by the parent groups to the related companies. The Directors are of the view that the proposed annual caps for the financial services to be provided by the Group provide sufficient capacity for the Jointly-held Entities to capture the future anticipated expansion plan.

4.5   PRODUCTS AND SERVICES TO BE PROVIDED BY THE GROUP TO CRMSC

      The proposed annual caps for the products and services to be provided by the Group to CRMSC, amongst other things, gasoline, diesel, and other petroleum products, have been determined with reference to:

      a) the relevant pricing principles, i.e., the government-prescribed prices;

      b)    the historical transaction levels for the same type of transaction;
            and

      c) the estimated future transaction levels based on the market needs in the coming three years.

      We are advised by the Company that the proposed annual caps of the products and services to be provided by the Group to CRMSC are estimated mainly based on the fact that PetroChina & CRMSC Oil Marketing formulates the demand plan of petroleum products to the Group according to China's railway development planning, and the passenger and cargo transportation load. Based on the budget of CRMSC, the petroleum products demand for railway from 2009 to 2011 are expected to be approximately 3.06, 3.15 and
      3.2 million tons respectively. The proposed annual caps of the products and services to be provided by the Group to CRMSC are expected to increase by a compound annual growth rate of approximately 12% from the revised annual cap for 2008 to the proposed annual cap for 2011.

      Considering (i) the business growth of CRMSC; (ii) the fluctuation and potential upward shift in the petroleum products; and (iii) the modest annual compound growth rate of the transactions amount with CRMSC, we are of the view that Proposed Caps are reasonably determined.

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(B) LAND USE RIGHTS LEASING CONTRACT, BUILDING LEASING CONTRACT AND SUPPLEMENTAL
BUILDING LEASING AGREEMENT

1.   LAND USE RIGHTS LEASING CONTRACT

     The Company entered into the Land Use Rights Leasing Contract with CNPC on 10 March 2000 under which CNPC has leased a total of 42,476 parcels of land in connection with and for the purpose of all aspects of the operations and business of the Group covering an aggregate area of approximately 1,145 million square meters, located throughout the PRC, to the Company for a term of 50 years at an annual fee of RMB2,000 million. The total fee payable for the lease of all such property may, after the expiration of 10 years from the date of the Land Use Rights Leasing Contract, be adjusted (to reflect market conditions prevalent at such time of adjustment, including current market prices, inflation or deflation, as appropriate, and such other pertinent factors as may be reasonably considered in negotiating and agreeing to any such adjustment) by agreement between the Company and CNPC. In addition, any governmental, legal or other administrative taxes and fees required to be paid in connection with the leased properties will be borne by CNPC. However, any additional amount of such taxes payable as a result of changes in the PRC Government policies after the date of the contract shall be shared proportionately on a reasonable basis between CNPC and the Company. Such additional taxes payable will be shared proportional to the land area occupied respectively by CNPC and the Company.

     Savills (Hong Kong) Limited ("Savills"), an independent valuer, has reviewed the Land Use Rights Leasing Contract and has confirmed that the term of 50 years and current rentals payable by the Company to CNPC are fair and reasonable to the Company and are in line with the market rentals.

     We have discussed with the management the rationale for the duration of the Land Use Rights Leasing Contract and we are given to understand that the relevant land leases are of material significance to the Group's operation. In this connection, the long lease term of 50 years is required so as to avoid the unnecessary disruption to the Company's business operations that would arise if the lease of the land is a short lease term. We also understand that certain assets (including buildings and premises) of the Company are located on the lands leased from CNPC, and the continued operation of such assets would depend on the Company's ability to occupy the relevant land. It is not cost effective to frequently move or relocate the assets (including properties) that are currently located on the land leased from CNPC. In addition, we note from the Company that 50 years lease term is currently the maximum tenure for industrial use that is allowed under the PRC laws and regulations. The Board believes that a 50 year tenure of the Land Use Rights Leasing Contract conforms with normal business practice in the PRC property market. For these reasons, the long term lease of land use rights is necessary for the Group's operation.

     We note in the Land Use Rights Leasing Contract that the Company has the right to terminate the contract, in whole or in part, with six months notice to CNPC. In this connection, we consider that the Group could terminate the contract if the Group is able to find other parcels of land at more favourable terms than CNPC or when the Group no longer needs such land. Based on the above reasons, the terms of the Land Use Rights Leasing Contract are fixed for a period exceeding three years. We are of the view that such long term land use rights leasing arrangement has commercial justification and is necessary for the Group to pursue its long term business development.

     We have searched publicly available information regarding the lease of land use rights which involves contracts with lease term of exceeding three years. We note from the circular of China Petroleum and Chemical Corporation ("Sinopec") dated 21 April 2006 that Sinopec entered into a land use rights leasing agreement with Sinopec Group Company and its subsidiaries (collectively known as "Sinopec Group") in June 2000 pursuant to which Sinopec agreed to lease certain land use rights from Sinopec Group. Regarding authorised land for operation owned by members of the Sinopec Group, land for industrial use are leased to Sinopec for a term of 50 years and land for commercial use are leased to Sinopec for a term of 40 years. Regarding land over which members of Sinopec Group have been

                                    -- 48 --

--------------------------------------------------------------------------------
                        LETTER FROM ICEA CAPITAL LIMITED
--------------------------------------------------------------------------------

     granted with land use rights with consideration, they are leased for a term up to the date of the expiry of the respective land use rights certificates.

     We also note from the announcement and circular of Aluminium Corporation of China Limited ("Chalco") dated 20 August 2007 and 26 November 2003 respectively that Chalco had entered into a land use rights leasing agreement with Aluminium Corporation of China ("Chinalco") in November 2001 regarding the lease of certain land use rights in the PRC by Chalco from Chinalco. The lease term for each piece of allocated land is 50 years and the lease term for each piece of land over which Chinalco has been granted land use rights is until the date of expiry of the relevant land use rights certificates.

     Based on the above, we consider that the term of the Land Use Rights Leasing Contract of 50 years is in line with the term of the land use rights lease agreements of Sinopec and Chalco and that the duration of the Land Use Rights Leasing Contract for such longer term is in line with normal business practice for contract of this type.

2.   BUILDINGS LEASING CONTRACT AND SUPPLEMENTAL BUILDINGS LEASING AGREEMENT

     The Company entered into the Buildings Leasing Contract with CNPC on 10 March 2000 pursuant to which CNPC has leased to the Company a total of 191 buildings covering an aggregate area of 269,770 square meters, located throughout the PRC for the use by the Company for its business operation including the exploration, development and production of crude oil, the refining of crude oil and petroleum products, the production and sale of chemicals, etc.

     The 191 buildings were leased at a price of RMB145 per square meter per year with an aggregate annual fee of RMB39,116,650 for a term of 20 years. The Company is responsible for the payment of any governmental, legal or others administrative taxes and maintenance charges required to be paid in connection with these 191 leased buildings.

     Members of CNPC which own one or more of the leased buildings will enter into individual building leasing contracts with the Company. The individual building leasing contracts may only contain provisions which are consistent with the terms and conditions of the Buildings Leasing Contract. According to the Company, such individual building leasing contracts were also leased at a price of RMB145 per square meter per year.

     One month prior to the end of each financial year, CNPC and the Company shall meet and agree upon a rental fee distribution plan setting out specific prices for the buildings according to their geographical locations and conditions.

     Further to the Buildings Leasing Contract mentioned above, the Company entered into a Supplemental Buildings Leasing Agreement with CNPC on 26 September 2002 under which CNPC agreed to lease another 404 buildings to the Group in connection with and for the purpose of the operations and business of the Group covering an aggregate of approximately 442,730 square meters. Leasing of the units in the Supplemental Buildings Leasing Agreement is mainly attributable to the expansion of the Company's operations in the areas of oil and natural gas exploration, the West-East natural gas pipeline project and the construction of the Northeast refineries and chemical operation base. The annual fee payable under the Supplemental Buildings Leasing Agreement amounts to RMB157,439,540. The Company and CNPC will, based on their needs for production and operation or the changes of the market prices of the buildings, adjust the scale and the amount of all such buildings under the Buildings Leasing Contract as well as the Supplemental Buildings Leasing Agreement every three years. The Supplemental Buildings Leasing Agreement became effective on 1 January 2003 and will expire at the same time as the Buildings Leasing Contract.

                                    -- 49 --

--------------------------------------------------------------------------------
                        LETTER FROM ICEA CAPITAL LIMITED
--------------------------------------------------------------------------------

     Savills has reviewed both the Buildings Leasing Contract and Supplemental Buildings Leasing Agreement and has confirmed that the term of 20 years and current rentals payable by the Company to CNPC are fair and reasonable to the Company and in line with the market rentals.

     We have discussed with the management the rationale for the duration of the Buildings Leasing Contract and Supplemental Buildings Leasing Agreement and we are given to understand that the relevant buildings leases are of material significance to the Group's operation. In this connection, the long lease term of 20 years is required so as to avoid the unnecessary disruption to the Company's business operations that would arise if the lease of the buildings is a short lease term. We also understand that certain assets of the Company are located in the buildings leased from CNPC, and the continued operation of such assets would depend on the Company's ability to occupy the relevant buildings. It is not cost effective to frequently move or relocate the assets that are currently located on the buildings leased from CNPC. In addition, we note from the Company that 20 years lease term is currently the maximum tenure that is allowed for building lease under the relevant PRC laws and regulations. The Board believes that a 20 year tenure of the Buildings Leasing Contract and Supplemental Buildings Leasing Agreement conforms with normal business practice in the PRC property market. For these reasons, the long term lease of buildings is necessary to the Group's operation.

     We also note in the Building Leasing Contract and the Supplemental Buildings Leasing Agreement that the Company has the right to terminate the contract, in whole or in part, with six months notice to CNPC. In this connection, we consider that the Group could terminate the contract if the Group is able to find other buildings at more favourable terms than CNPC or when the Group no longer needs such buildings. Based on the above reasons, the terms of the Building Leasing Contract and the Supplemental Buildings Leasing Agreement are fixed for a period exceeding three years. We are of the view that such long term building lease arrangement has commercial justification and is necessary for the Group to pursue its long term business development.

     We have searched publicly available information regarding the lease of buildings which involves contracts with terms exceeding three years. We noted from the circular of China Petroleum and Chemical Corporation ("Sinopec") dated 21 April 2006 that Sinopec had entered into properties leasing agreement with Sinopec Group in June 2000 pursuant to which Sinopec agreed to lease certain buildings from Sinopec Group for a term of 20 years.

     We also note from the circular of Chalco dated 26 November 2003 that Chalco had entered into a buildings leasing agreement with Chinalco in November 2001 pursuant to which Chalco agreed to lease certain properties from Chinalco. The lease of properties is for a term of 20 years.

     Based on the above, we consider that the term of the Buildings Leasing Contract and Supplemental Buildings Leasing Agreement of 20 years is in line with the terms of the properties leasing agreements of Sinopec and Chalco and that the duration of the Buildings Leasing Contract and Supplemental Buildings Leasing Agreement for such longer term is in line with normal business practice for contract of this type.

(C) REVISED NON-EXEMPT ANNUAL CAPS FOR 2008

     The Company has closely monitored the performance of the Continuing Connected Transactions. However, due to the surge in the international crude oil prices in 2008, the increase in the volume of the refined products, estimated increase in the level of exploration activities by the Group within the PRC, the rise of exploration costs and the expansion of overseas exploration, and taking into account the fact that, based on historical trends, the amount of transactions of the Relevant Categories for the second half of each year often accounts for more than two-thirds of the value for the full year, the Directors consider that the existing annual caps in respect of 2008 for the Relevant Categories, may possibly be insufficient for the Group's requirements for the whole year. The Directors therefore propose that the existing annual caps for the Relevant Categories in respect of 2008 be revised in order to cater for the Group's demand for the year ending 31 December 2008.

                                    -- 50 --

--------------------------------------------------------------------------------
                        LETTER FROM ICEA CAPITAL LIMITED
--------------------------------------------------------------------------------

      Historical figures of the Continuing Connected Transactions of (1) products and services provided by the Group to CNPC and the Jointly-held Entities and (2) construction and technical services provided by CNPC to the Group for three years ended 31 December 2005, 2006 and 2007 and the six months ended 30 June 2008, the existing caps and the Revised Non-Exempt Annual Caps in respect of 2008 are set out as follows:



                                                HISTORICAL FIGURES
                                             --------------------------
                                                 FOR THE YEARS ENDED            FOR THE
                                                     31 DECEMBER           SIX MONTHS ENDED    EXISTING CAPS      REVISED CAPS
                                              2005      2006      2007       30 JUNE 2008        OF 2008             OF 2008
                                             ------    ------    ------    ----------------    -------------     -------------
                                                     (RMB MILLION)          (RMB MILLION)    (RMB MILLION)       (RMB MILLION)
1 Products and services provided
    by the Group to CNPC and the
    Jointly-held Entities....................19,823    27,714    40,730         22,186           50,129             71,289
2 Construction and technical
    services provided by CNPC to
    the Group................................64,662    82,741    97,257         42,588          105,661            165,578





1. PRODUCTS AND SERVICES PROVIDED BY THE GROUP TO CNPC AND THE JOINTLY-HELD ENTITIES

      Under the Comprehensive Agreement, products and services to be provided by the Group to CNPC and Jointly-held Entities include those relating to crude oil, natural gas, refined oil products, chemical products, supply of water, electricity, gas, heating, quantifying and measuring, quality inspection and other products and services as may be requested by CNPC for its own consumption, use or sale from time to time.

      As mentioned in the "Letter of the Board" of the Circular, the basis of determination of the Revised Non-Exempt Annual Caps for products and services provided by the Group to CNPC and the Jointly-held Entities is due to the increase in the transaction volume and prices for both crude oil and refined products. In particular, there have been increases in both the import of crude oil reserve and export/import trading of crude oil
      (by the Group as decreed by the government) as well as the production of crude oil (by the Group as decreed by the government).

      As we noted, transaction amounts in 2006 and 2007 have been increased by approximately 40% and 47% as compared to its respective previous year's amount. The Revised Non-Exempt Annual Cap of the products and services to be provided by the Group to CNPC and the Jointly-held Entities increases to RMB71,289 million. We understand from the management of the Group that the reasons for revising of the existing cap of 2008 are mainly related to the increased transaction amount of trading of crude oil between China United Oil (a subsidiary of CNPC) after the Group disposed its interest in China United Oil to CNPC in 2007; the increasing amount of crude oil reserve provided by the Group to CNPC; the paying of agent service fee to CNPC for purchasing construction materials in 2008; and the increasing supply of products sold to CNPC following the acquisition of Qinghai Oilfield.

      Based on the information provided by the Group, we noticed that (i) the amount of transactions for the second half of each year often accounts for more than two-thirds of the value for the full year (ii) the fluctuation in the petroleum products; (iii) the surge of international energy price;
      (iv) business growth of the Group in the second half year of 2008, we are of the view that the Revised Non-Exempt Annual Cap for products and services provided by the Group to CNPC and the Jointly-held Entities is fair and reasonable.

2.    CONSTRUCTION AND TECHNICAL SERVICES PROVIDED BY CNPC TO THE GROUP

      Under the Comprehensive Agreements, construction and technical services provided by CNPC to the Group include exploration technology service, downhole operation service, oilfield construction service, oil refinery construction service, engineering and design service and risk operation services.


                                    -- 51 --

--------------------------------------------------------------------------------
                        LETTER FROM ICEA CAPITAL LIMITED
--------------------------------------------------------------------------------

      The Revised Non-Exempt Annual Cap of the construction and technical services to be provided by CNPC to the Group has been determined with reference to the volume of crude oil gas deployed in the two-dimensional seismic, three-dimensional seismic, drilling and risk operations have increased continuously following the commencement of a number of pipeline construction projects and refining construction projects. Also, the materials deployed from CNPC increased.

      As we noted, transaction amounts in 2006 and 2007 have been increased by approximately 28% and 18% as compared to its respective previous year's amount. The Revised Non-Exempt Annual Cap of the construction and technical services provided by CNPC to the Group is increased to RMB165,578 million. We understand from the management of the Group that the reasons for revising of the existing cap of 2008 are mainly related to the increased exploration activities related to Daqing Oilfield, Changqing Oilfield and other oilfields of the Group. Also, the exploration cost has increased resulting from inflation. Following the commencement of a number of pipeline construction projects in 2008, the materials consumed for projects increased.


      Based on the information provided by the Group, we noted that (i) the increasing cost on exploration activities; (ii) the estimated business growth of the Group in the second half year of 2008, we are of the view that the Revised Non-Exempt Annual Cap for construction and technical services provided by CNPC to the Group is fair and reasonable.


RECOMMENDATION


      Having considered the above principal factors and reasons, we consider that (i) the Non-Exempt Continuing Connected Transactions will be carried out in the ordinary and usual course of business of the Group and on normal commercial terms; (ii) the Revised Non-Exempt Annual Caps and the Proposed Caps of the Non-Exempt Continuing Connected Transactions are reasonably determined; (iii) the terms of the Non-Exempt Continuing Connected Transactions are fair and reasonable so far as the Independent Shareholders (or the Shareholders for CRMSC Transactions and CRMSC Caps) are concerned; (iv) the revision of the Revised Non-Exempt Annual Caps and the entering into the Non-Exempt Continuing Connected Transactions are in the interest of the Company and the Independent Shareholders (or the Shareholders for CRMSC Transactions and CRMSC Caps) of the Company as a whole.


      Given that (i) long term lease for land use rights and buildings would minimise any potential disruption to the Company's business operations arising from the expiry of a short lease term; and (ii) it is not cost effective to frequently move or relocate the assets that currently are located on the land use rights and/or buildings leased from CNPC, we are of the view that it is necessary from a commercial point of view for the Land Use Rights Leasing Contract, the Buildings Leasing Contract and the Supplemental Buildings Leasing Agreement to be of a longer period than three years. Based on our research regarding other land use rights and buildings leases, we consider that it is normal business practice for agreements of a similar nature to the Land Use Rights Leasing Contract, the Buildings Leasing Contract and the Supplemental Buildings Leasing Agreement to be of such duration.


      Accordingly, we advise the Independent Board Committee to recommend the Independent Shareholders (or the Shareholders for CRMSC Transactions and CRMSC
Caps) to vote in favor of ordinary resolutions as detailed in the notice of the Extraordinary General Meeting set out at the end of the Circular.


                                                Yours faithfully,
                                              For and on behalf of
                                              ICEA CAPITAL LIMITED
                                                   FABIAN SHIN
                                                Managing Director

                                    -- 52 --

--------------------------------------------------------------------------------
APPENDIX I                                                   GENERAL INFORMATION
--------------------------------------------------------------------------------

1.    RESPONSIBILITY STATEMENT

      This circular includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy and completeness of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

2.    DISCLOSURE OF INTERESTS AND CONFIRMATIONS

      As at the Latest Practicable Date, the following Directors, supervisors or chief executives of the Company had an interest and short positions in the shares, underlying shares and debentures of the Company or an associated corporation:



                                                                            PERCENTAGE
                                                                            (%) OF THE         PERCENTAGE
                                                                           TOTAL NUMBER       (%) OF THE
                                             TYPES OF                    OF THAT CLASS IN     TOTAL SHARE
      NAME                       POSITION     SHARES    NO. OF SHARES         ISSUE             CAPITAL
      ----                      ----------   --------   -------------    ----------------     -----------
      Yu Yibo ..................Supervisor   A Shares          56,500         0.000034         0.000031
      Wang Shali ...............Supervisor   A Shares           7,000         0.000004         0.000013
                                             H Shares          18,000         0.000085

As at the Latest Practicable Date:

      (a) save as disclosed above, none of the Directors, supervisors or chief executives of the Company had any interest and short positions in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO, which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he is taken or deemed to have under such provision of the SFO); or are required pursuant to section 352 of the SFO to be entered in the register referred to therein, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies;

      (b) the Company has not granted its Directors, chief executive or their respective spouses or children below 18 any rights to subscribe for its equity securities or debt securities;

      (c) apart from Mr Jiang Jiemin (Chairman), Mr Zhou Jiping (Deputy Chairman), Mr Wang Yilin, Mr Zeng Yukang, Mr Wang Fusheng, Mr Li Xinhua, Mr Liao Yongyuan and Mr Wang Guoliang, who are deemed by the Shanghai Listing Rules as connected directors of the Company by virtue of their positions in CNPC who abstained from voting at the board meeting held on 26 and 27 August 2008 in respect of the Continuing Connected Transactions in relation to CNPC, none of the Directors was materially interested in any contract or arrangement entered into by any member of the Group since 31 December 2007, being the date to which the latest published audited financial statements of the Company were made up, and which was subsisting as at the Latest Practicable Date and significant in relation to the business of the Group;

      (d) none of the Directors had any direct or indirect interest in any assets which have been since 31 December 2007, being the date to which the latest published audited annual financial statements of the Company were made up, acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group;

      (e) none of the Directors or, so far as is known to them, any of their respective associates was interested in any business (apart from the Group's business) which competes or is likely to compete either directly or indirectly with the Group's business (as would be required to be disclosed under Rule 8.10 of the Hong Kong Listing Rules if each of them were a controlling shareholder);


                                    -- 53 --

--------------------------------------------------------------------------------
APPENDIX I                                                   GENERAL INFORMATION
--------------------------------------------------------------------------------

      (f) the Directors are not aware of any material adverse change in the financial or trading positions of the Company since 31 December 2007, the date to which the latest published audited annual financial statements of the Company were made up; and

      (g) none of the Directors had entered into any service contract with the Company or any member of the Group (excluding contracts expiring or determinable by the employer within one year without payment of compensation (other than statutory compensation)).

3.    SUBSTANTIAL SHAREHOLDERS

      Save as disclosed in this circular, as at the Latest Practicable Date, as far as is known to the Directors and the chief executive of the Company, the following persons have an interest or short position in the shares or underlying shares of the Company which would fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO or who are directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings:


                                                                                     PERCENTAGE OF SUCH
                                                                                     SHARES IN THE SAME
                                                                                     CLASS OF THE ISSUED     PERCENTAGE OF TOTAL
NAME OF SHAREHOLDER   TYPE OF SHARE    NUMBER OF SHARES         CAPACITY              SHARE CAPITAL (%)        SHARE CAPITAL (%)
-------------------   -------------    ---------------      --------------------     -------------------     -------------------
CNPC.................    A Share       157,922,077,818(L)   Beneficial Owner                       97.53                   86.29
Deutsche Bank
  Aktiengesellschaft
  (Note 1)...........    H Share         1,303,488,060(L)   Beneficial Owner/                       6.18                    0.71
                                                            Investment Manager/
                                                            Persons having a
                                                            security interest in
                                                            shares
                         H Share           731,451,830(S)   Beneficial Owner/                       3.47                    0.40
                                                            Investment Manager/
                                                            Persons having a
                                                            security interest in
                                                            shares



(L) Long position
(S) Short position

Note 1: Deutsche Bank Aktiengesellschaft, through various subsidiaries, has an interest in 1,303,488,060 H shares of the Company.

      Save as disclosed above, the Directors and chief executive of the Company are not aware that there is any party who, as at the Latest Practicable Date, had an interest or a short position in the shares and underlying shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO or who are directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings.

4. EXPERTS' QUALIFICATIONS AND CONSENTS

      The followings are the qualifications of the experts who have given opinions or advice which are contained in this circular:


   NAMES                                                 QUALIFICATIONS
   -----                                                 -----------------------------------------------------
   ICEA Capital Limited                                  a licensed corporation under the transitional
                                                         arrangement to conduct Type 1 (dealing in securities)
                                                         and Type 6 (advising on corporate finance) regulated
                                                         activities under the SFO

   Savills (Hong Kong) Limited                           a member of The Hong Kong Institute of Surveyors


                                    -- 54 --

--------------------------------------------------------------------------------
APPENDIX I                                                   GENERAL INFORMATION
--------------------------------------------------------------------------------

      (a) Each of ICEA and Savills (Hong Kong) Limited is not beneficially interested in the share capital of any member of the Group and none of them has any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

      (b) Each of ICEA and Savills (Hong Kong) Limited has given and has not withdrawn its written consent to the issue of this circular with inclusion of its opinions and letters, as the case may be, and the reference to its name included herein in the form and context in which they respectively appear.

      (c)   As at the Latest Practicable Date, each of ICEA and Savills (Hong
            Kong) Limited did not have any interest in any assets which have been, since 31 December 2007 (being the date to which the latest published audited annual accounts of the Company were made up), acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

5. GENERAL

      (a)   The secretary to the Board is Mr. Li Huaiqi.

      (b) The registered office of the Company is at 16 Andelu, Dongcheng District, Beijing, 100011, the PRC.

      (c) The principal share register and transfer office for the H Shares is Hong Kong Registrars Limited, Room 1901--5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

      (d) In the event of inconsistency, the English language text of this circular shall prevail over the Chinese language text.

6.    DOCUMENTS AVAILABLE FOR INSPECTION

      Copies of the following documents will be available for inspection during normal business hours at the offices of Clifford Chance at 28th Floor, Jardine House, Central, Hong Kong from the date of this circular up to and including 19 September 2008:

      (a)   the agreements mentioned in this circular;

      (b) the letter of recommendation from the Independent Board Committee, the text of which is set out on pages 35 to 36 of this circular;

      (c) the letter issued by the ICEA, the text of which is set out on pages 37 to 52 of this circular;

      (d) the letter issued by Savills (Hong Kong) Limited in respect of rental of land and buildings of CNPC by the Group; and

      (e) the written consents of ICEA and Savills (Hong Kong) Limited referred to paragraph 4 of this Appendix.

                                    -- 55 --

--------------------------------------------------------------------------------
                     NOTICE OF EXTRAORDINARY GENERAL MEETING
--------------------------------------------------------------------------------

                        (PETROCHINA COMPANY LIMITED LOGO)

                 (a joint stock limited company incorporated in
             the People's Republic of China with limited liability)


               (STOCK CODE IN THE HONG KONG STOCK EXCHANGE: 00857)


      NOTICE IS HEREBY GIVEN that the second extraordinary general meeting of the shareholders of PetroChina Company Limited (the "Company") of 2008 will be held at Crowne Plaza Beijing Park View Wuzhou Hotel, No. 8 North Si Huan Zhong Road, Chaoyang District, Beijing, PRC on 21 October 2008 (Tuesday) at 9:00 a.m. for the purpose of considering and, if deemed appropriate, passing, with or without modification, the following resolutions as ordinary resolutions:

                              ORDINARY RESOLUTIONS


1. "THAT, as set out in the circular dated 5 September 2008 issued by the Company to its shareholders (the "Circular"):

      (a) the New Comprehensive Agreement entered into between the Company and China National Petroleum Corporation be and is hereby approved, ratified and confirmed;

      (b) the Non-Exempt Continuing Connected Transactions and the Proposed Caps of the Non-Exempt Continuing Connected Transactions under the New Comprehensive Agreement and the Revised Non- Exempt Annual Caps, which the Company expects to occur in the ordinary and usual course of business of the Company and its subsidiaries, as the case may be, and to be conducted on normal commercial terms, be and are hereby generally and unconditionally approved; and

      (c) the execution of the New Comprehensive Agreement by Mr. Zhou Mingchun, Chief Financial Officer for and on behalf of the Company be and is hereby approved, ratified and confirmed and that Mr. Zhou Mingchun be and is hereby authorised to make any amendment to the New Comprehensive Agreement as he thinks desirable and necessary and to do all such further acts and things and execute such further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such transactions."

2.    "THAT, as set out in the Circular:


      (a) the supplemental agreement to the CRMSC Products and Services Agreement between the Company and China Railway Materials and Suppliers Corporation (as attached to the resolution) be and is hereby approved, ratified and confirmed;

      (b) the Non-Exempt Continuing Connected Transactions under, and the Proposed Caps in respect of, the supplemental agreement to the CRMSC Products and Services Agreement which the Company expects to occur in the ordinary and usual course of business of the Company and its subsidiaries, as the case may be, and to be conducted on normal commercial terms, be and are hereby generally and unconditionally approved; and


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
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                     NOTICE OF EXTRAORDINARY GENERAL MEETING
--------------------------------------------------------------------------------

      (c) the execution of the CRMSC Products and Services Agreement by Mr. Zhou Mingchun, Chief Financial Officer for and on behalf of the Company be and is hereby approved, ratified and confirmed and that Mr. Zhou Mingchun, be and is hereby authorised to make any amendment to the CRMSC Products and Services Agreement as he thinks desirable and necessary and to do all such further acts and things and execute such further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such transactions."

                                                      By Order of the Board
                                                   PETROCHINA COMPANY LIMITED
                                                           LI HUAIQI
                                                     Secretary to the Board

Beijing, 5 September 2008

NOTES:

1. Holders of H shares and holders of A Shares whose names are registered in the register of members of the Company at the close of business on Friday, 10 October 2008 are entitled to attend and vote at the Extraordinary General Meeting. Persons holding the Company's H shares should note that the register of members of the Company's H shares will be closed from Saturday, 20 September 2008 to Tuesday, 21 October 2008, both days inclusive, during which period no transfer of H Shares will be effected.

2. Shareholders who intend to attend the Extraordinary General Meeting are required to send the reply slip to the Secretariat of the Board of the Company by Tuesday, 30 September 2008. Please refer to the form of reply slip for details.

3. Any shareholder entitled to vote at the Extraordinary General Meeting is entitled to appoint one (1) or more proxies to attend and vote on his behalf. A proxy need not be a shareholder of the Company. Shareholders must appoint a proxy in writing. Such instrument should be signed by the person appointing the proxy or by such person's authorised representative. If the form of proxy is signed by another person so authorised by the shareholder, the power of attorney or other authorising document must be certified by a notary. The notarially certified power of attorney or other authorising document together with the proxy form must be returned to the Secretariat of the Board of the Company not later than 24 hours prior to the commencement of the Extraordinary General Meeting. The completion and deposit of a form of proxy will not preclude any shareholder from attending and voting at the Extraordinary General Meeting.

4. Each shareholder (or his/her proxy) shall be entitled to one vote for each share held. If a shareholder has appointed more than one proxy to attend the meeting, the voting rights can only be exercised by way of poll.

Address of Secretariat of the Board of the Company:


Secretariat of Board of Directors of PetroChina Company Limited
Room 1521, World Tower, 16 Andelu, Dongcheng District
Beijing, 100011, PRC
Tel: 8610-8488 6270
Fax: 8610-8488 6260





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